    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2001
                                                       REGISTRATION NO. 333-____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         -----------------------------
                          CUMETRIX DATA SYSTEMS CORP.
       (Exact name of small business issuer as specified in its charter)


           CALIFORNIA                                          5045                                       95-4574138
(State or other jurisdiction of                    (Primary standard industrial              (I.R.S. Employer Identification No.)
 incorporation or organization)                     classification code number)

                  -------------------------------------------

                               957 Lawson Street
                           Industry, California 91748
                                 (626) 965-6899
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                  -------------------------------------------

                     Max Toghraie, Chief Executive Officer
                               957 Lawson Street
                           Industry, California 91748
                                 (626) 965-6899
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                   ------------------------------------------

                                   Copies to:
                               Marc J. Ross, Esq.
                              Thomas A. Rose, Esq.
                         Sichenzia, Ross & Friedman LLP
                        135 West 50th Street, 20th Floor
                            New York, New York 10020
                                 (212) 664-1200

                   ------------------------------------------

                  Approximate date of proposed sale to public:
  As soon as practicable after this registration statement becomes effective.

                   ------------------------------------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM        AMOUNT OF
   TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE PER       AGGREGATE         REGISTRATION
 SECURITIES TO BE REGISTERED            REGISTERED             SECURITY(1)      OFFERING PRICE(1)          FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             5,269,014                                                      $1,317.25
-------------------------------------------------------------------------------------------------------------------
TOTAL                                  5,269,014                                                      $1,317.25
===================================================================================================================

(1)  Estimated solely for the purpose of determining the registration fee.

                           --------------------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUBJECT TO COMPLETION
March 26, 2001



                          CUMETRIX DATA SYSTEMS CORP.


                        5,269,014 shares of common stock



      This prospectus relates to the sale of up to 5,269,014 shares of common stock of Cumetrix Data Systems Corp. offered by certain selling stockholders. The selling stockholders may sell all or any portion of the shares in this offering in one or more transactions by a variety of methods, including through the OTC Bulletin Board or in negotiated transactions. The selling stockholders will determine the selling price of the shares. The selling stockholders will also pay any broker or dealer commission, fee or other compensation or underwriter discount. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     Each of the selling stockholders may be deemed to be an underwriter, as such term is defined in the Securities Act of 1933.

     Our common stock trades on the OTC Bulletin Board under the symbol "CDSC." On March 26, 2001, the closing sale price of the common stock was $.20 per share.

     The securities offered hereby are speculative and involve a high degree of risk and substantial dilution. Only investors who can bear the risk of loss of their entire investment should invest. See "Risk Factors" beginning on page 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.






                 The date of this prospectus is April 13, 2001.

                           CUMETRIX DATA SYSTEMS CORP
                               TABLE OF CONTENTS



Section                                                                                               Page
-------                                                                                               ----
Prospectus Summary                                                                                       4
The Offering                                                                                             5
Risk Factors                                                                                             7
Use of Proceeds                                                                                         11
Price Range of Common Stock                                                                             12
Dividend Policy                                                                                         12
Capitalization                                                                                          13
Selected Financial Data                                                                                 14
Management's Discussion and Analysis of
     Financial Condition and Results of Operations                                                      15
Business                                                                                                25
Management                                                                                              30
Executive Compensation                                                                                  31
Security Ownership of Management and
    Certain Beneficial Owners                                                                           33
Description of Capital Stock                                                                            35
Plan of Distribution                                                                                    40
Legal Matters                                                                                           41
Experts                                                                                                 41
Index to Financial Statements                                                                          F-1
Exhibits and Reports on Form 8-K
Signatures                                                                                              46

                               Prospectus Summary

Our business................  We distribute and supply computer systems and hardware components and provide computer configuration and assembly services primarily to e-commerce businesses and consumers. Our products and services are marketed through Internet marketing partners such as Egghead.com and Cnet.com and through our own
                              Internet website, suredeals.com.

Our products................  Our principal business is the sale of fully configured personal computers and a range of computer related products to e-commerce retailers. These products include private label personal
                              computers, CD-recorders, memory chips, microprocessors and motherboards, modems, as well as other items for personal
                              computers.

Marketing ..................  We market our products and services through our Internet marketing partners such as Egghead.com and CNet.com., our
                              outside sales representatives and our Web site, suredeals.com.

Our strategy................  Our strategy is to provide a broad array of fully configured personal computers and related products to consumers and
                              businesses.  We will attempt to leverage our knowledge of the computer industry and the Internet, and our ability to deliver competitive levels of customer service.  We have focused
                              primarily on sales of upgrades and additional configuration services as a way to enhance our relatively low margins on entry level personal computer systems sales.

Our history.................  We were incorporated in California on April 2, 1996, under the name Data Net International, Inc.  On January 6, 1998, we
                              changed our name to Cumetrix Data Systems Corp.

Our principal offices.......  Our principal executive offices are located at 957 Lawson
                              Street, Industry, California 91748 and our telephone number is
                              (626) 965-6899.

                                  The Offering


Common stock outstanding
before this offering............  We have 7,392,500 shares of common stock outstanding as of the date hereof. We may issue up to 5,269,014 additional shares to the selling stockholders, which may be re-offered pursuant to this prospectus.
Common stock offered by the
selling stockholders............  5,269,014 shares of common stock

Common stock outstanding after
this offering...................  12,661,514 shares, assuming all shares issuable are issued to the selling stockholders.

Use of proceeds.................  We will not receive any proceeds from the sale of securities by the selling stockholders.

Risk factors....................  Investing in these securities involves a high degree of risk and immediate and substantial dilution of your investment.  As an investor, you should be able to bear a complete loss of your investment.

Forward-looking statements......  This prospectus contains forward-looking statements that address, among other things, our expansion and acquisition strategy, business development, use of proceeds, projected capital expenditures, liquidity, and our development of additional revenue sources.  The forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions.  We base these forward-looking statements on information currently available to us, and we assume no obligation to update them. Our actual results may differ materially from the results anticipated in these forward-looking statements, due to various factors.

                             Summary Financial Data

     The following summary of financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes. The statement of operations for the fiscal year ended March 31, 2000 and the balance sheet data at March 31, 2000 are derived from the audited financial statements of Cumetrix Data Systems Corp., which have been audited by Singer Lewak
Greenbaum & Goldstein LLP.   The statement of operations for the fiscal years
ended March 31, 1998 and 1999, and the balance sheet data at March 31, 1999 and 1998 are derived from the audited financial statements of Cumetrix Data Systems Corp., which have been audited by Arthur Andersen LLP. The statement of operations for the nine months ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 have been prepared from our books and records and reflect, in our opinion, all adjustments necessary for a fair presentation of our financial position, results of operations, and cash flows, as of the periods indicated therein. The selected interim financial data presented below do not necessarily indicate the operating results or our performance for the full year.


Statement of Operations:

                                                   Fiscal Year End March 31,                   Nine Months Ended Dec 31,
                                           ----------------------------------------         -------------------------------
                                               1998          1999          2000                 1999                2000
Revenues                                   $72,495,474   $63,813,350   $18,629,566          $15,063,615         $10,510,558
Operating Expenses:
   Cost of Sales                            69,468,497    62,911,633    18,087,762           14,283,306          10,021,763
   Administrative Expenses                   1,542,294     3,292,569     4,211,141            2,931,620           2,695,631
   Write-off of Capitalized Software                 -     1,100,000             -                    -                   -
   Impairment Loss- Loans from Officers              -             -             -                    -             500,000
   Impairment Loss- Long Lived Assets                -             -             -                    -             207,740
   Loss on Equity Investment                         -      (122,000)     (896,157)            (364,607)         (1,281,843)
   Interest Income                              68,158       514,345       316,434              246,576             113,522
   Interest Expense                           (239,791)       (4,652)       (1,746)                 410            (217,255)
   Gain on Sale of Investment                        -             -             -                    -             445,000
   Other Income (Expense)                      (10,160)        1,365             -                    -                   -
                                           -----------   -----------   -----------          -----------         -----------
     Total Expenses                         71,192,584    66,915,144    22,880,372           17,333,367          14,365,710
                                           -----------   -----------   -----------          -----------         -----------
Net Profit (Loss) Before Income Taxes        1,302,890    (3,101,794)   (4,250,806)          (2,269,752)         (3,855,152)
Income Taxes                                   579,738      (102,228)     (278,871)                   -             (46,699)
                                           -----------   -----------   -----------          -----------         -----------
Net Profit (Loss) for the Period           $   723,152   $(2,999,566)  $(3,971,935)         $(2,269,752)        $(3,808,453)
                                           ===========   ===========   ===========          ===========         ===========
Earnings (Loss) per Basic and
    Diluted Share                          $       .16   $      (.41)  $     (0.54)         $      (.31)        $      (.52)
                                           ===========   ===========   ===========          ===========         ===========
Weighted average basic shares
    outstanding                              4,544,759     7,364,828     7,392,500            7,392,500           7,392,500
                                           ===========   ===========   ===========          ===========         ===========
Weighted average diluted shares
    outstanding                              4,639,041     7,364,828     7,392,500            7,392,500           7,392,500
                                           ===========   ===========   ===========          ===========         ===========

Balance Sheet Data:
                                                        As of March 31,                            As of December 31,
                                               1998          1999          2000                 1999                2000
                                           -----------   -----------   -----------          -----------         -----------
Working Capital                                 97,504     8,420,382     5,234,224            6,641,334           1,632,991
Total Current Assets                        10,482,720    12,926,995     6,945,555            7,891,822           4,350,834
Total Assets                                12,185,185    14,323,787     7,754,624            8,793,100           4,999,086
Total Current Liabilities                   10,385,216     4,506,613     1,711,331            1,250,488           2,717,843
Total Shareholders' Equity                   1,791,105     9,812,364     5,965,429            7,542,612           2,216,976

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Cumetrix. As one of our shareholders, your investment will be subject to risks inherent in our business. The price of our common stock may decline. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment.

     The conversion of the Bridge Financing Notes and the exercise of related warrants may cause a substantial increase in shares outstanding, which could adversely affect our stock price.

     As of March 26, 2001, we had 7,392,500 shares of common stock outstanding. We have reserved 5,269,014 shares of common stock for future issuance pursuant to the conversion of notes and the exercise of certain warrants. We cannot assure that the issuance of the common stock reserved for future issuance will not materially adversely affect the prevailing market price of our common stock and other shareholders' ownership interest.

     Because the conversion and/or exercise price of the Bridge Financing Notes and warrants is tied to the market price of our common stock, the number of shares that may be issued will increase as our stock price decreases.

     A potentially unlimited number of shares can be issued under the conversion terms of the notes and related warrants since the exercise price of the warrants is tied to the market price of our common stock. As such, the number of shares that can be issued will increase as the price decreases. The 5,269,014 shares we are registering should be sufficient to cover the conversion of the notes and exercise of the warrants down to a low price of $.50 per share. Should the conversion and/or exercise price drop below $.50 per share, we may need to register additional shares to complete the transaction.

     Our common stock is subject to the "Penny Stock Rules," which could limit your ability to sell your shares.

     The closing sale price of our common stock on March 26, 2001 was $.20 per share. Because our common stock trades on the OTC Bulletin Board and the trading price is less than $5.00 per share, trading in it is subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a "penny stock" (generally any equity security not traded on an exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market. These requirements would likely severely limit the market liquidity of our common stock and the ability of our shareholders to dispose of their shares, particularly in a declining market.

     We face litigation risks resulting from our internal investigation.

     In connection with our Audit Committee's investigation into certain improprieties and record-keeping irregularities, James Ung, our former President, a director and a significant shareholder, and Mei Yang, our former Secretary, Treasurer, director and a significant shareholder, were relieved of all executive officer and employment responsibilities. During the course of the investigation, our Audit Committee uncovered evidence of the unauthorized resale of certain software.

     Mr. Ung and Ms. Yang each were party to employment agreements with Cumetrix. A termination of James Ung without "cause", as defined in the employment agreement, would require the payment to Mr. Ung of an amount equal to six months of his then current base salary. Ms. Yang was not entitled to any payments upon a termination without cause. Based on the information uncovered during the investigation, we elected to treat Mr. Ung's and Ms. Yang's relief of their executive position and employment responsibilities as terminations for "cause," as defined in the employment agreements. Mr. Ung and Ms. Yang may allege breach of their employment agreements or other injury resulting from alleged wrongful termination of employment, libel, slander, or other alleged wrongful acts.

     Mr. Ung and Ms. Yang are still significant shareholders and their votes could have a significant impact on Cumetrix.

     We operated at a loss during the year ended March 31, 2000 and the nine months ended December 31, 2000, and we anticipate continuing to operate at a loss for the foreseeable future.

    For the year ended March 31, 2000 and the nine months ended December 31, 2000, our net loss was $3,971,935 and $3,808,453, respectively. Further, due to the significant development and marketing costs we have incurred and will continue to incur in the implementation of our internet strategy, we foresee operating at a loss for the foreseeable future.

     We have only limited experience with Internet and e-commerce operations and as a result our future results of operations may not improve or may worsen.

     We have only been selling products via our suredeals.com website since April 1999 and have not yet provided products via sureauctions.com, our auctions website. While we have attempted to consult with experienced Internet professionals in the development of these websites, we have only limited knowledge and experience with Internet and e-commerce operations. We can give no assurance that our Internet strategy will achieve market acceptance, or that our Internet websites will ever achieve profitability.

     If we are not able to identify, develop, assemble, market or support our products successfully or respond effectively to technological changes or product announcements by competitors, we may not remain competitive.

     Rapidly changing technology and new product introductions characterize the markets for our products. Accordingly, we believe that our future success will depend on our ability to enhance our existing products and to develop and introduce in a timely fashion new products that achieve market acceptance. We cannot assure you that we will be able to identify, develop, assemble, market or support our products successfully or that we will be able to respond effectively to technological changes or product announcements by competitors.

     We are not able to determine our projected revenues, operating expenses and operating results accurately, which could result in our inability to successfully react to changes in our business.

     Our limited operating history and the recent change in the focus of our business make it difficult to forecast accurately our revenues, operating expenses and operating results. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. We may also be unable to increase our spending and expand our operations in a timely manner to meet customer demand should it exceed our expectations.

     Our future operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. These factors include, but are not limited to:

     . our ability to retain existing customers, attract new customers and maintain customer satisfaction;

     . the introduction of new or enhanced Web pages, services and products;

     . price competition or higher wholesale prices;

     . our ability to manage inventory levels;

     . decreases in the number of visitors to our Web sites or our inability to convert visitors to our Web sites into customers;

     . the termination of existing, or failure to develop new, strategic marketing relationships through which we receive exposure to traffic on third-party Websites;

     . increases in the cost of online or offline advertising;

     . our ability to attract new personnel in a timely and effective manner or retain existing personnel;

     . unexpected increases in shipping costs or delivery times;

     . government regulations related to use of the Internet for commerce;

     . our ability to maintain, upgrade and develop our Web sites, transaction processing systems or network infrastructure;

     . technical difficulties, system downtime or Internet brownouts;

     . the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

     . the timing of promotions and sales programs.

     As a result of the factors listed above, our quarterly or annual results of operations in future periods may not meet the expectations of securities analysts or investors. This could result in a decline in the value of our common stock.

     We are dependent upon key personnel and may not be able to retain them.

     We are dependent upon the services of Max Toghraie, our Chief Executive Officer, and Jeff Toghraie, our Vice President of Sales and Marketing. Our success to date has been in part dependent upon their efforts and abilities, and the loss of their services for any reason could have a material adverse effect on our company. In addition, while we have historically employed executives and employees with knowledge and experience in the computer products distribution industry, we are attempting to employ executives and employees with significant knowledge and abilities in the Internet e-commerce and system configuration industries. Our future success will be strongly influenced by our ability to continue to recruit, train and retain a skilled work force. While we believe that we would be able to locate suitable replacements for our executives or other personnel if their services were lost to us, there can be no assurance that we would be able to do so on terms acceptable to us.

     We face risks as a going concern.

     Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow, to meet our obligations on a timely basis, to obtain additional financing and ultimately to attain profitability.

     We face risks arising from seasonality which could result in fluctuation of our stock price.

     A significant portion of our business is expected to be derived from the consumer market, which is characterized by seasonality. Sales tend to be higher in the back-to-school period and pre-holiday period. As a result, sales tend to be lower in other periods, particularly in the summer months. Because our expenses are to a large extent fixed, this results in generally weaker operating results in the summer months.

     We are in a cyclical industry, which could materially affect our results of operations.

     The personal computer industry has been affected historically by general economic downturns, which have had an adverse economic effect upon resellers and manufacturers of personal computers such as the Company. In addition, the life cycle of existing personal computer products and the timing of new product development and introduction can affect demand for personal computers. Any downturns in the personal computer component distribution industry, or the personal computer industry in general, could adversely affect our business and results of operations.

     This prospectus contains forward looking statements and their associated risks.

     This prospectus contains certain forward-looking statements. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include:

     (1) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations;

     (2)  unanticipated working capital or other cash requirements;

     (3) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and

     (4) various competitive factors that may prevent us from competing successfully in the marketplace.

In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, we cannot be certain that the events predicted in forward-looking statements contained in this prospectus will in fact occur.

                                USE OF PROCEEDS

      This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders of our company. There will be no proceeds to our company from the sale of shares of common stock in this offering.


                                    DILUTION

      Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to our company, our net tangible book value will be unaffected by this offering.

               MARKET FOR COMMON EQUITY AND RELATED STOCK MATTERS

     Market Information

     Our common stock commenced trading on April 8, 1998 on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "CDSC" and the Boston Stock Exchange under the symbol "CDS". Prior to that time, there was no public market for our common stock. Our common stock was delisted from Nasdaq and the Boston Stock Exchange on August 30, 1999 for failure to meet their standards, primarily due to our failure to keep current our reports to the Securities Exchange Commission pursuant to the Securities Exchange Act of 1934. Our common stock presently trades on the NASD Over-the-Counter Electronic Bulletin Board.

     The following table sets forth, for the period indicated, the high and low closing or bid prices per share of our common stock.


PERIOD                                             HIGH                           LOW
-------                                            ----                           ---
Quarter ended March 31, 1999                       $9.63                         $3.56
Quarter ended June 30, 1999                        $7.00                         $2.38
Quarter ended September 30, 1999                   $3.44                         $0.75
Quarter ended December 31, 1999                    $2.00                         $0.69
Quarter ended March 31, 2000                       $4.97                         $1.06
Quarter ended June 30, 2000                        $3.50                         $1.13
Quarter ended September 31, 2000                   $2.12                         $0.50
Quarter ended December 31, 2000                    $0.69                         $0.08
Quarter ended March 31, 2001
  (through March 26, 2001)                         $0.69                         $0.09

     Holders

     The approximate number of holders of record of our common stock as of March 26, 2001 was approximately 300.

     Dividends

     We have not paid any cash dividends with respect to our Common Stock. We presently intend to retain future earnings to finance our development and expansion and therefore do not anticipate the payment of any cash dividends in the foreseeable future. Payment of future dividends, if any, will depend upon our future earnings and capital requirements and other factors, which our board of directors considers appropriate.

                                 CAPITALIZATION

     The following table summarizes our long-term obligations and capitalization as of March 31, 2000 and December 31, 2000. The information in the table should be read in conjunction with the more detailed financial statements and notes presented elsewhere in this prospectus.



                                                                     Nine Months
                                                                        Ended       Year Ended
                                                                    December 31,     March 31,
                                                                        2000           2000
                                                                    ------------   -----------
Long-term obligations, less current portion                         $     64,267   $    77,864

Shareholders' equity:
   Preferred stock, no par value, 2,000,000 authorized,
      0 shares issued and outstanding                                          -             -
   Common stock, no par value, 20,000,000 shares authorized,
      7,392,500 shares issued and outstanding                         12,248,414    12,188,414
   Accumulated deficit                                               (10,031,438)   (6,222,985)
                                                                    ------------   -----------
   Net shareholders' equity                                            2,216,976     5,965,429
                                                                    ------------   -----------
Total capitalization                                                $  2,281,243   $ 6,043,293
                                                                    ============   ===========



     Additional Information About Financial Presentation

     Options and Warrants. Unless this prospectus indicates otherwise, all information presented in this prospectus assumes no exercise of warrants or options outstanding.

                            Selected Financial Data

     The following summary of financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes. The statement of operations for the fiscal year ended March 31, 2000 and the balance sheet data at March 31, 2000 are derived from the audited financial statements of Cumetrix Data Systems Corp., which have been audited by Singer Lewak
Greenbaum & Goldstein LLP.   The statement of operations for the fiscal years
ended March 31, 1998 and 1999, and the balance sheet data at March 31, 1999 and 1998 are derived from the audited financial statements of Cumetrix Data Systems Corp., which have been audited by Arthur Andersen LLP. The statement of operations for the nine months ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 have been prepared from our books and records and reflect, in our opinion, all adjustments necessary for a fair presentation of our financial position, results of operations, and cash flows, as of the periods indicated therein. The selected interim financial data presented below do not necessarily indicate the operating results or our performance for the full year.



Statement of Operations:

                                                   Fiscal Year End March 31,                   Nine Months Ended Dec 31,
                                           ---------------------------------------          -------------------------------
                                                 1998          1999          2000                 1999                2000
  Net sales:
   Nonaffiliates                           $70,154,439   $62,633,340   $18,629,566          $13,883,605         $10,510,558
   Affiliate (1)                             1,391,300             -             -                    -                   -
   Other (2)                                   949,735     1,180,010             -            1,180,010                   -
                                           -----------   -----------   -----------          -----------         -----------
                                            72,495,474    63,813,350    18,629,566           15,063,615          10,510,558
  Cost of products:
   Nonaffiliates                            67,422,362    61,763,312    18,087,762           13,134,985          10,021,763
   Affiliate (1)                             1,314,408             -             -                    -                   -
   Other (2)                                   731,727     1,148,321             -            1,148,321                   -
                                           -----------   -----------   -----------          -----------         -----------
                                            69,468,497    62,911,633    18,087,762           14,283,306          10,021,763
  Gross profit:
   Nonaffiliates                             2,732,077       870,028       541,804              748,620             488,795
   Affiliate (1)                                76,892             -             -                    -                   -
   Other (2)                                   218,008        31,689             -               31,689                   -
                                           -----------   -----------   -----------          -----------         -----------
                                             3,026,977       901,717       541,804              780,309             488,795

  Operating Expenses:
   Administrative Expenses                   1,542,294     3,292,569     4,211,141            2,931,620           2,695,631
   Write-off of Capitalized Software                 -     1,100,000             -                    -                   -
   Impairment Loss - Loans from Officers             -             -             -                    -             500,000
   Impairment Loss - Long Lived Assets               -             -             -                    -             207,740
   Loss on Equity Investment                         -      (122,000)     (896,157)            (364,607)         (1,281,843)
   Interest Income                              68,158       514,345       316,434              246,576             113,522
   Interest Expense                           (239,791)       (4,652)       (1,746)                 410            (217,255)
   Gain on Sale of Investment                        -             -             -                    -             445,000
   Other Income (Expense)                      (10,160)        1,365             -                    -                   -
                                           -----------   -----------   -----------          -----------         -----------
     Total Expenses                          1.724,087     4,033,511     4,792,610            3,050,061           4,343,947
                                           -----------   -----------   -----------          -----------         -----------
  Net Profit (Loss) Before Income Taxes      1,302,890    (3,101,794)   (4,250,806)          (2,269,752)         (3,855,152)
  Income Taxes                                 579,738      (102,228)     (278,871)                   -             (46,699)
                                           -----------   -----------   -----------          -----------         -----------
  Net Profit (Loss) for the Period         $   723,152   $(2,999,566)  $(3,971,935)         $(2,269,752)        $(3,808,453)
                                           ===========   ===========   ===========          ===========         ===========
  Earnings (Loss) per Basic and
    Diluted Share                          $       .16   $      (.41)  $     (0.54)         $      (.31)        $      (.52)
                                           ===========   ===========   ===========          ===========         ===========
Weighted average basic shares
    outstanding                              4,544,759     7,364,828     7,392,500            7,392,500           7,392,500
                                           ===========   ===========   ===========          ===========         ===========
  Weighted average diluted shares
    outstanding                              4,639,041     7,364,828     7,392,500            7,392,500           7,392,500
                                           ===========   ===========   ===========          ===========         ===========

    Balance Sheet Data:
                                                          As of March 31,                           As of December 31,
                                                  1998          1999          2000                 1999                2000
                                           -----------   -----------   -----------          -----------         -----------
  Working Capital                               97,504     8,420,382     5,234,224            6,641,334           1,632,991
  Total Current Assets                      10,482,720    12,926,995     6,945,555            7,891,822           4,350,834
  Total Assets                              12,185,185    14,323,787     7,754,624            8,793,100           4,999,086
  Total Current Liabilities                 10,385,216     4,506,613     1,711,331            1,250,488           2,717,843
  Total Shareholders' Equity                 1,791,105     9,812,364     5,965,429            7,542,612           2,216,976
---------------

(1) Relates to sales at fair market value made to Samax Technology Inc., a company controlled by the mother of Mr. Max Toghraie. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Relates to unauthorized sales to customers which management believes are on terms more favorable than given to other customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. This document contains certain forward-looking statements including, among others, anticipated trends in our financial condition and results of operations and our business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.

     Overview

     We were founded in April 1996, and until December 1996 operated entirely as a distributor and value added reseller of computer equipment and related hardware components and software (the "Computer Products Business"). In December 1996, we entered the system configuration business.

     We substantially reduced our dependence on our Computer Products Business at the end of fiscal 1999 as a result of our inability to operate the business with gross margins sufficient to avoid recurring losses. The industry has come to be characterized by aggressive price cutting which intensified in the first quarter of fiscal 1999 as a result of industry wide pricing pressures resulting from excess supplies from major manufacturers and reduced overall demand in the personal computer industry. We did not fully anticipate the severity of this issue or react adequately. As a result of these pricing pressures, our margins were pressured and we attempted to shift to higher margin wholesale computer product sales. We were unable to be competitive in this area, and business and operating results were adversely affected.

     Results of Investigation

     On July 13, 1999, we announced the preliminary results of an internal investigation into certain improprieties and record-keeping irregularities. In connection with this investigation, James Ung, the President of Cumetrix and a director, and Mei Yang, the Secretary, Treasurer and a director of Cumetrix, were relieved from all executive offices and employment responsibilities held by them. We did not nominate Mr. Ung and Ms. Yang for election as directors at our annual meeting.

     Additionally, our audit committee directed counsel to retain a special investigative unit of our outside auditors, Arthur Andersen LLP, to assist it in the investigation.

     Since the audit committee was still in the process of completing their investigation, we were not able to timely file our March 31, 1999 Annual Report on Form 10-K. We contacted the staff of the Securities and Exchange Commission and provided complete details of the preliminary results of the internal investigation.

     We took appropriate actions to mitigate any damages to Cumetrix resulting from events giving rise to the investigation. At the conclusion of the investigation, the following actions were taken: in July, 1999, we dismissed both James Ung, the President of Cumetrix and a director and Mei Yang, the Secretary, Treasurer and a director of Cumetrix, the revenues, cost of products and net income for the second and third quarters of fiscal 1999 were restated in the financial statements set forth in our Quarterly Reports on Form 10-Q to properly disclose the unauthorized transactions.

     The record-keeping irregularities and other improprieties reported in the conclusions of the investigation resulted in a reduction of reported revenues and cost of products during the second and third quarters of fiscal 1999 of $166,000 and $240,000, respectively, from previously reported revenues of $19,418,109 and $16,251,491, respectively. Other record-keeping errors also resulted in a reduction of reported net income during the second and third quarters of fiscal 1999 of $14,873 and $109,776 respectively, from previously reported net income (loss) of $86,493 and ($110,006), respectively. As a result, we have restated and re-filed the financial statements set forth in our Quarterly Reports on Form 10-Q for the applicable periods.

     Results of Operations

     This discussion summarizes the significant factors affecting the operating results, financial condition and liquidity/cash flows of Cumetrix for the nine months ended December 31, 2000 and 1999 and the years ended March 31, 2000, 1999 and 1998.

     Three Months and Nine Months Ended December 31, 2000 As Compared To Three and Nine Months Ended December 31, 1999

     Net Sales.   Sales for the nine months ended December 31, 2000 were
$10,510,558 as compared with sales of $15,063,615 for the same period in the prior year. Sales for the three months ended December 31, 2000 were $4,502,036 as compared with sales of $3,951,045 for the three months ended December 31, 1999. Sales for the nine months ended December 31, 2000 declined $4,553,057 or 30% and sales for the three months ended December 31, 2000 increased $550,991 or 14% over the same periods in the prior year. While we have substantially reduced our dependence on computer hard-drive sales, we increased our focus on sales of computer components and products relative to computer systems assembly. Currently approximately 85% of total sales are derived from computer components and products and 15% from computer systems assembly.

     Gross profit. Gross profit for the nine months ended December 31, 2000 was $488,795 or 5% of sales, as compared with gross profit of $780,309 or 5% of sales for the nine months ended December 31, 1999. Gross profit for the three months ended December 31, 2000 was $200,617 or 4% of sales, as compared with gross profit of $497,737 or 13% of sales for the three months ended December 31, 1999. The decrease in gross profit for the three months ended December 31, 2000 from 13% to 4% compared with the three months ended December 31, 1999 is due primarily from selling lower margin computer components and products relative to higher margin computer systems assembly.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the nine months ended December 31, 2000 were $2,695,631 as compared with $2,931,620 for the nine months ended December 31, 1999. Selling, general and administrative expenses for the three months ended December 31, 2000 were $859,347 as compared with $933,226 for the three months ended December 31, 1999.

     Salaries and wages for the nine months ended December 31, 2000 as compared to the nine months ended December 31, 1999 declined $233,000 from $1,382,000 to $1,149,000 due to an overall decrease in assembly, plant employees, management and administrative personnel.

     A brief summary of the principle components of selling, general and administrative expenses for the periods is presented below.


                                         Three Months Ended              Nine Months Ended
                                             December 31,                   December 31,
                                    2000        1999        2000                1999
                                 ---------    --------  ----------       -----------------
Salaries and wages               $ 391,000    $562,000  $1,149,000          $1,382,000
 Allocation to cost of sales      (220,000)          0    (600,000)                  0
                                 ---------    --------  ----------          ----------
Salaries and wages                 171,000     562,000     549,000           1,382,000
Cost of borrowing expenses         160,000           0     521,000                   0
Outside services                    44,000      76,000     346,000             277,000
Bad debt                           200,000           0     200,000                   0
Credit and collection              241,000      87,000     523,000             214,000
 Allocation to cost of sales      (241,000)          0    (349,000)                  0
                                 ---------    --------  ----------          ----------
Credit and collection                    0      87,000     174,000             214,000
Legal                               33,000       7,000     156,000             218,000
Accounting and audit                30,000      18,000     139,000             256,000
Internet/Web Support               134,000           0     139,000                   0
Rent                                25,000      25,000      65,000              80,000
Depreciation and amortization       21,000      54,000     116,000             162,000
 Allocation to cost of sales       (13,000)          0    (108,000)                  0
                                 ---------    --------  ----------          ----------
Depreciation and amortization        8,000      54,000       8,000             162,000
Other (under 5%)                    54,347     104,226     398,631             342,620
                                 ---------    --------  ----------          ----------
                                 $ 859,347    $933,226  $2,695,631          $2,931,620
                                 =========    ========  ==========          ==========

     The increase in cost of borrowing expenses for the three months ended December 31, 2000 of $160,000 primarily consist of fees paid to Benz Consulting Corp. of $130,000 and $37,500 paid to John Botdorf. The increase in cost of borrowing expenses for the nine months ended December 31, 2000 primarily consist of fees paid to Benz Consulting Corp of $230,000, cost of borrowing expenses paid of $192,000 related to the Company's $1,125,000 Bridge Notes and consulting fees of $112,500 paid to John Botdorf.

     The increase in outside services for the nine months ended December 31, 2000 are principally attributable to outside consulting service fees of $239,400 paid to TMA, a California based company that provides Internet/website and e-commerce consulting services.

     The increase in credit and collection expenses for the three months and nine months ended December 31, 2000 is due to an increase in service fees charged by websites Egghead.com and CNet.com.

     The increase in legal, accounting and audit fees for the nine months ended December 31, 1999 are the result of legal, auditing, investigative and management consulting fees incurred during the periods in connection with a special investigation of allegations of improprieties and record-keeping irregularities initiated by the Board of Directors.

     The increase in internet/web support expenses of $134,000 for the three months ended December 31, 2000 is due primarily to consulting fees paid to two consulting firms related to each other, Imaging Design for $65,800 and Astral Port Systems for $56,000. The Company entered into an Agreement with Imaging Design of Los Angeles dated November 15, 2000 to provide corporate web site design and development for the Company's web site at www.cumetrix.com. As of February 8, 2001, $103,100 was paid to Imaging Design. The Company also entered into an Agreement with Astral Port Systems of Los Angeles dated December 19, 2000 to prepare a comprehensive study for the design of an international web portal for an estimated fee between $70,000 to $90,000. As of February 8, 2001, $87,000 was paid to Astral Port Systems. As of February 8, 2001, $190,100 were paid to both firms.

     For the three months ended June 30, 2000, the Company recorded a non-cash impairment loss of $207,740 related to a write-down of the value of the Company's fixed assets. These assets were written down to their fair values based on the salvage value of the assets. The recognition of this impairment was in accordance with the provisions of Statement of Financial Accounting Standards No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     For the three months ended September 30, 2000, the Company recorded a non-cash impairment loss of $500,000 related to a write-down of the value of the Company's Loans Receivables from Officers. This asset was written off based on the lack of value of the Officers stock options used as collateral for the loans.

     Interest expense, primarily related to the Company's $1,125,000 Bridge Notes was $217,255 for the nine months ended December 31, 2000, and $196,547 for the three months ended December 31, 2000. Interest expense for the nine months and three months ended December 31, 1999, was $410 and $51, respectively.

     Interest income, primarily from the investment of the proceeds of the Company's public offering of the Company's stock was $113,522 for the nine months ended December 31, 2000 and $45,483 for the three months ended December 31, 2000. Interest income for the nine months and three months ended December 31, 1999 was $246,576 and $79,698, respectively.

     For the nine months ended December 31, 2000, the Company reported a net loss of $3,808,453, as compared to a net loss of $2,269,752 for the nine months ended December 31, 1999. The Company reported a net loss of $318,095 for the three months ended December 31, 2000 as compared to a net loss of $355,842 for the three months ended December 31, 1999. Net losses for the nine months ended December 31, 2000 increased $1,538,701 or 68% and net losses for the three months ended December 31, 2000 decreased by $37,747 or 11% over the same periods in the prior year.

     The net loss of $3,808,453 for the nine months ended December 31, 2000 are principally the result of decreased Company sales resulting in lower margins, impairment losses from fixed assets, write-offs of loans made to Company officers, expenses related to the Company's investments, losses from the write-off of the Company's investments and fees paid to various outside consultants.

     The Company anticipates continuing losses from operations and currently cannot determine when the Company will be profitable from operations.

     Year Ended March 31, 2000 As Compared To Year Ended March 31, 1999

     Net Sales. Net sales for the year ended March 31, 2000 were $18,629,566 compared to $63,813,350 for the year ended March 31, 1999. This decrease of $45,183,784 in net sales is attributable to continued industry oversupply, resulting pricing pressures, our unwillingness to compete for lower margin business and a significant decrease in sales as we discontinued our emphasis as a distributor of hard drives.

     Cost of Products. Cost of products decreased $44,823,871 from $62,911,633 to $18,087,762 for the year ended March 31, 1999 and 2000 respectively. This decrease is mainly attributable to the decrease in net sales previously discussed. In fiscal year 1999, as a result of the internal investigation, we accrued

$150,000 for anticipated expenses related to the unauthorized sales of software. In fiscal year 2000, we determined that these amounts would not be paid and therefore reversed this accrual.

     Gross Profit.   Gross profit for the year ended March 31, 2000 was $541,804 compared to $901,717 for the year ended March 31, 1999. Gross profit as a percentage of net sales was 2.9% for the year ended March 31, 2000 compared to 1.4% for the year ended March 31, 1999. This represents a 107% increase in gross profit ratios, and is mainly attributable to sales of higher margin computer systems as compared to computer components and the accrual reversal of $150,000 for anticipated expenses related to the unauthorized sales of software during the year ended March 31, 2000.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for year ended March 31, 2000 were $4,211,141 compared to $3,292,569 for the year ended March 31, 1999.

     The major components of selling, general and administrative expenses for the periods include the following:

                                                              Year ended                   Year ended
                                                             March 31, 2000               March 31, 1999

Payroll (including commissions)                               $1,835,000                  $1,488,000
Rent                                                             135,000                      74,000
Insurance                                                        119,000                      84,000
Advertising                                                       90,000                     145,000
Legal, accounting and other                                      440,000                     490,000
Credit and collection (including bad debt expense)               452,000                     433,000
Outside services                                                 329,000                      26,000
Internet Development & Support                                    37,000                      65,000
Depreciation & amortization                                      166,000                      89,800
Other (under 5%)                                                 608,141                     397,769
                                                              ----------                  ----------
     Total                                                    $4,211,141                  $3,292,569
                                                              ==========                  ==========

     The increase of $918,572 in selling, general and administrative expenses is attributable to increased management costs and overhead and increased use of outside consultants. Although staffing levels have decreased, higher management costs relate to higher salaries and wages for executive level employees. SG&A costs in the period included rent, director and officer's insurance costs, legal and accounting costs and other costs related to being a public company.

     Write-Off of Capitalized Purchased Software

     We attempted to implement our ACSA automated custom software configuration assembly line solution. In this regard, we invested in fixed assets comprising an assembly line and related computer equipment. We also entered into a perpetual non-exclusive licensing agreement with Computer Aided Software Integration, Inc. ("CASI") to license CASI's Configurator software for use in the development and commercialization of our ACSA Solution. We paid CASI a onetime license fee of $1.1 million. The payments under the CASI Note were initially capitalized. We have written off our investment in capitalized software related to ACSA as of March 31, 1999. While certain hardware and assets related to the ACSA solution are currently being used by us, the CASI software is not being used and we do not intend to generate any significant revenue from this software.

     Interest Income

     Interest income of $316,434 for the year ended March 31, 2000 is primarily due to interest income earned on the investment of proceeds from the April 8, 1998 Initial Public Offering. The interest income decrease of $197,911 in fiscal year 2000 compared to fiscal year 1999 is primarily due to increased investment activities and the funding of losses from operations.

     Interest Expense

     Interest expense for the year ended March 31, 2000 was $1,746 compared to $4,652 for the year ended March 31, 1999.

     Loss on Equity Investment

     Loss on equity investment for the year ended March 31, 2000 was $896,157 which relates to our investment in Online Transaction Technologies. The Company's investment provided substantially all of Online Transaction Technologies working capital.

     Net Loss

     Net loss for the year ended March 31, 2000 was $3,971,935 compared to a net loss of $2,999,566 for the year ended March 31, 1999. The increase of $972,369 is mainly attributable to the decrease in gross profit, the loss on equity investment, and higher selling, general and administrative expenses.

     Year ended March 31, 1999 and 1998

     Net Sales. Net sales for the year ended March 31, 1999 were $63,813,350 compared to $72,495,474 for the year ended March 31, 1998. This decrease of $8,682,124 in net sales is attributable to continued industry oversupply, resulting pricing pressures, our unwillingness to compete for lower margin business and a significant decrease in sales during the fourth quarter as we discontinued our emphasis as a distributor of hard drives.

     Cost of Products. Cost of products decreased $6,556,864 from $69,468,497 to $62,911,633 for the year ended March 31, 1998 and 1999 respectively. This decrease is mainly attributable to the decrease in net sales and was offset by increases in inventory reserves of approximately $516,000 recorded during the fourth quarter. In connection with the fraud investigation, we have also accrued a liability of $150,000 for the unauthorized sales of software.

     Gross Profit. Gross profit for the year ended March 31, 1999 was $901,717 compared to $3,026,977 for the year ended March 31, 1998. Gross profit as a percentage of net sales was 1.4% for the year ended March 31, 1999 compared to 4.2% for the year ended March 31, 1998. This represents a 67% decrease in gross profit ratios, and is mainly attributable to industry oversupply, the resulting pricing pressures facing the industry as a whole and additional inventory reserves required to reduce inventory levels to net realizable values based upon the continuing drop in prices of acquired product in the fourth quarter and subsequent to year end along with the impact of the reserve for unauthorized sales of software.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for year ended March 31, 1999 were $3,292,569 compared to $1,542,294 for the year ended March 31, 1998.

     The major components of selling, general and administrative expenses for the periods include the following:

                                                              Year ended                   Year ended
                                                            March 31, 1999               March 31, 1998

Payroll (including commissions)                                $1,488,000                  $  987,443
Write-off of related party receivable                                   -                     100,000
Rent                                                               74,000                      35,000
Insurance                                                          84,000                      24,000
Advertising                                                       145,000                       3,000
Legal, accounting and other                                       490,000                      58,000
Credit and collection (including bad debt expense)                433,000                     154,000
Internet Development & Support                                     65,000                           -
Depreciation & amortization                                        89,800                       9,000
Other (under 5%)                                                  423,769                     171,851
                                                               ----------                  ----------
     Total                                                     $3,292,569                  $1,542,294
                                                               ==========                  ==========

     The increase of $1,750,275 in selling, general and administrative expenses is attributable to increased staff and overhead to support the marketing activity of our company. In addition, we hired additional personnel in all areas to facilitate growth of our infrastructure and expansion. SG&A costs in the period included rent in a larger facility, D&O insurance costs, legal and accounting costs and other costs related to being a public company. We also recorded reserves related to litigation described elsewhere herein. In addition, in accordance with FAS No. 123, included in SG&A is a non-cash charge of $117,000 for options given to outside advertising consultants.

     Write-off of Capitalized Purchased Software

     We attempted to implement our ACSA automated custom software configuration assembly line solution. In this regard, we invested in fixed assets comprising an assembly line and related computer equipment. We also entered into a perpetual non-exclusive licensing agreement with Computer Aided Software Integration, Inc. ("CASI") to license CASI's Configurator software for use in the development and commercialization of our ACSA Solution. We paid CASI a one time license fee of $1.1 million. The payments under the CASI note were initially capitalized. We have written off our investment in capitalized software related to ACSA as of March 31, 1999. While certain hardware and assets related to the ACSA solution are currently being used by us, CASI software is not being used and we do not intend to generate any significant revenue from this software.

     Interest Expense

     Interest expense for the year ended March 31, 1999 was $4,652 compared to $239,791 for the year ended March 31, 1998. This decrease was due to the amortization of deferred financing costs related to the Bridge Financing raised in November and December of 1997, which was repaid in April 1998 from the Initial Public Offering proceeds.

     Interest Income

     Interest income of $514,345 for the year ended March 31, 1999 is primarily due to interest income earned on the investment of proceeds from our initial public offering.

     Loss on Equity Investment

     Loss on equity investment for the year ended March 31, 1999 was $122,000 which relates to our investment in Online Transaction Technologies (OTT). The Company's investment provided substantially all of OTT's working capital.

     Net Loss

     Net loss for the year ended March 31, 1999 was $2,999,566 compared to net income of $723,152 for the year ended March 31, 1998. The decrease of $3,722,718 is mainly attributable to the decrease in gross profit, the write-off of capitalized purchase software costs, the loss on equity investment, and higher selling, general and administrative expenses, offset by interest income.

     Liquidity and Capital Resources

  We have historically met our working capital and capital expenditure requirements through a combination of cash flows from operations, bank financing, vendor credit lines, the sale of equity and the bridge financing.

  On April 8, 1998, our initial public offering of 2,702,500 shares of common stock at $5 per share including overallotment of 352,500 shares provided net proceeds (after deducting issuance costs) of $11,200,000.

  In the third quarter of fiscal year 1998, we completed a financing consisting of the sale of 20 units which generated gross proceeds of $1 million (net proceeds of approximately $678,000). Each unit was comprised of: (i) an unsecured promissory note of Cumetrix in the principal amount of $20,000; (ii) 15,000 shares of common stock of Cumetrix, and (iii) 5,000 warrants of Cumetrix, each to purchase one share of common stock of Cumetrix, at an initial exercise price of $3.00 per share, subject to adjustment, during the 36-month period commencing one year from the date the warrants were issued. We repaid $250,000 of the principal amount of the CASI Note and $50,000 of the Datatec Note out of the proceeds of the bridge financing. We paid the remainder of our indebtedness under the CASI note and the Datatec note from proceeds of our initial public offering.

  In June 1997, we obtained credit for inventory purchases through Finova Capital Corporation. In September 1998, we entered into a new credit facility with Finova, which consists of a $20 million flooring line of credit, secured by certain inventory and equipment, as well as an additional $5 million revolving line of credit secured by accounts receivables and inventory. Due to our substantially reduced volume of distribution business, we terminated our relationship with Finova as of January 2000.

     Net cash used by operating activities during the year ended March 31, 2000 was primarily attributable to a loss from operations and decreases in accounts payable. Net cash provided by financing activities for the year ended March 31, 2000 was due primarily to proceeds from a long-term note, offset by payments on notes. Net cash used in investing activities was due to purchases of fixed assets, investment in a time deposit, and the investment in OTT.

     Current Funds

     We believe that current funds may not be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months if certain events occur. For example, anticipated continued losses from operations, the cash payment of $1,400,000 to the Holders of our Bridge Notes plus additional interest and penalties, the difficulty of raising equity capital, our inability to secure favorable vendor terms which have resulted in numerous inventory purchases by COD only and the difficulty of obtaining financing on favorable terms.

     Bridge Loan

     Effective as of September 29, 2000, we issued an aggregate of $1,142,531.26 principal amount, including accrued interest of $17,531.26, Series 1 Bridge Financing Notes to three purchasers, from which we received net proceeds of approximately $858,000. The Bridge Notes are convertible into shares of our common stock at an initial conversion price of $2.00 per share, as described below. Each purchaser will receive a repricing warrant which effectively reduces the conversion price of the Bridge Notes, as set forth below (the "Repricing Warrants").

     In addition, for each $100,000 loaned to us, the purchaser received a warrant to purchase 10,000 shares of our common stock, exercisable for a period of four years at an exercise price of $.6668 per share (the "Purchaser Warrants"). The warrants may also be exercised on a cashless basis, assuming the market price of our common stock is in excess of $.6668. In connection with the sale of the foregoing securities, Sovereign Capital Advisors, LLC, the placement agent, received fees and expenses in the amount of $109,982.

     In addition to 75,000 warrants received by Sovereign Capital Advisors, LLC on August 9, 2000, Sovereign Capital also received on September 29, 2000 a warrant to purchase 10,000 shares of our common stock, exercisable for a period of four years at an exercise price of $1.4375 per share (the "Sovereign Warrant"). Such warrant may also be exercised on a cashless basis, assuming the market price of our common stock is in excess of $1.4375. See "Issuance of Common Stock to Selling Stockholders."

     Acquisition

     On May 22, 2000, we initially purchased 125,000 shares of common stock in Salescentrix.com, Inc., a Canadian based provider of e-business solutions to small and medium-sized businesses, for $250,000. Our initial investment of $250,000 represents less than 2% of the equity interest in the investee.

     Under the terms of the stock purchase agreement between Cumetrix and Salescentrix.com, we have acquired the rights to purchase common stock and warrants in three separate stages, each stage is contingent on the previous stage.

     In Stage One, we have the right to purchase up to 925,000 additional shares of common stock at $2.00 per share at any time until June 30, 2000. In addition, the Company would be issued warrants to purchase 210,000 shares of common stock at $2.00 per share at any time until June 1, 2004 ("Stage One"). Pertaining to the rights to purchase 925,000 additional shares of Common Stock in Stage One, Salescentrix.com had extended the expiration date from June 30, 2000 to August 10, 2000. On August 10, 2000, the Company purchased 375,000 shares of Salescentrix.com at $2.00 per share, totaling $750,000. The Company did not exercise it's right to purchase the remaining 550,000 shares of Common Stock (925,000 - 375,000). In the quarter ended September 30, 2000, this $750,000 investment was written off due to recurring losses of the investee.

     On August 10, 2000, $750,000 of the $858,000 proceeds from the Bridge Note was used to increase the Company's investment in Salescentrix.com.
-----
     For the quarter ended June 30, 2000, the Company wrote-off its initial investment of $250,000 in Salescentrix.com due to recurring losses by Salescentrix.com. In addition, for the quarter ended September 30, 2000, the Company wrote-off its remaining $750,000 investment, invested on August 10, 2000, due to recurring losses by the investee and the investee's minimum shareholders equity. As of September 30, 2000, the entire investment had been written-off.

     For the quarter ended December 31, 2000, the Company made no additional investments in Salescentrix.com.

     Inflation

     We do not believe that inflation has had a material effect on our results of operations. There can be no assurance, however, that our business will not be affected by inflation in the future.

     Leased Facility

     Our corporate offices are located in a leased facility in the City of Industry, California comprised of approximately 21,900 square feet of office and warehouse space. The current lease expires January 31, 2001, however, the Company and the Lessor agreed to extend the current lease for one additional year from January 31, 2001 to January 31, 2002. The monthly base rent will increase from $11,607 to $14,235.

     Egghead Fees

     Effective August 10, 2000, the fees charged to the Company by Egghead.com, our major source of revenue, increased for all sales generated through the Egghead.com website to 10%. Previously a majority of sales derived through the Egghead.com website were charged a 5% fee with a very small percentage of sales charged at a 10% fee. This increase in Egghead fees will have a material effect on the Company's margins.

                                   BUSINESS

     Overview

     Cumetrix Data Systems Corp. distributes and supplies computer systems and hardware components and provides computer configuration and assembly services primarily to e-commerce businesses and consumers. Our products and services are marketed through Internet marketing partners such as Egghead.com and Cnet.com and through our own Internet website, suredeals.com.

     Our principal business during fiscal 2001, providing the majority of our revenues for the year, was the sale of fully configured personal computers and a range of computer related products to online retailers. These products include private label personal computers, CD-recorders, memory chips, microprocessors and motherboards, modems, as well as other items for personal computers.

     We were incorporated in California on April 2, 1996 under the name Data Net International, Inc. On January 6, 1998, we changed our name to Cumetrix Data Systems Corp. Our executive offices are located at 957 Lawson Street, Industry, California 91748. Our telephone number is 626-965-6899, and our facsimile number is 626-965-8159.

     We hold a minority interest in Vsource, Inc., a California based provider of business to business electronic procurement services (eProcurement) and a minority interest in Salescentrix.com, a Canadian based Internet Application Service Provider.

     Computer Sales

     During fiscal 2001, we had more than 1,000 customers. One customer accounted for approximately 65% of net sales, the only customer that accounted for more than 10% of net sales.

     We previously marketed our wholesale computer products exclusively via a direct sales staff, using telemarketing techniques to identify, qualify and close business. In the middle of fiscal 1998, we began to develop a channel program to sell our computer products through Original Equipment Manufacturers, System Integrators, and Independent Software Vendors. Our representatives compete for sales on the basis of product knowledge, product selection targeted to our customer base and competitive pricing. With our shift to Internet computer and component sales, our sales staff has been assigned new functions and responsibilities. As of March 26, 2001, we employed 3 sales representatives. This sales staff now operates primarily as an Internet based marketing force focused on generating VAR and reseller leads for our e-commerce site, Suredeals.com, as well as sales of additional configuration and upgrade services to our web site's end-user and retail customers.

     Currently we derive approximately 85% of our sales from computer components and approximately 15% of sales from computer systems assembly. We reduced our emphasis on computer system sales due to decreasing market prices which forced us to lower our selling price to remain competitive, resulting in lower margins. Furthermore, we experienced a high rate of computer system returns, due to faulty supplier components, thereby, further eroding margins on sales of our computer systems.

     Internet Computer Sales

     Since April 1999, our principal business focus has been the electronic sale and marketing of computer systems and components through a direct business to business and business to consumer model. We currently offer computer hardware, peripherals, accessories, networking products and software. We select products that we sell based upon technology and effectiveness, market demand, product features, quality, price, margins and warranties.

     We market our products and services through our Internet Web site, Suredeals.com, other Internet marketing partners such as Egghead.com and CNet.com., and our outside sales representatives and telemarketing sales representatives. Through our e-commerce site, we provide our customers product information and pricing, and enable our customers to place electronic orders for a range of computers and computer related products as well as perform online PC configuration and customization tasks.

     The goal of suredeals.com is to provide a broad array of fully configured personal computers and related products to consumers and businesses. We will attempt to leverage our knowledge of the computer industry and the Internet, and our ability to deliver competitive levels of customer service. We are currently evaluating the addition of new product categories to Suredeals.com.

     We offer a limited 30-day money back guarantee for most unopened products and selected opened products, although some products are subject to restocking fees. Substantially all of the products marketed by Cumetrix are warranted by the manufacturer. We generally accept returns directly from the customer and then either credit the customer's account or ship the customer a similar product from our inventory. We typically offer a one-year limited parts and labor warranty on all computer systems we market through our various sales channels and Internet marketing partners. We offer longer warranty terms at an additional cost.

     Internet Computer Marketing Sales and Customers

     In April 1999, we launched suredeals.com, our commercial Internet web site and began accepting electronic orders. Product descriptions and prices are provided on-line, with full, updated information. We offer, and continuously update, selected product offerings and other special buys.

     Our marketing and advertising programs have included advertising on national radio and web sites as well as placement of evaluation systems for review by leading magazines and websites designed to increase brand awareness within the industry. During fiscal 2000, we launched a national advertising campaign aimed at boosting public-awareness of our web site suredeals.com through banner and e-mail advertising on other trade sites such as PCworld.com. We also launched a national radio advertising campaign with the number one nationally syndicated radio program targeted to computer savvy buyers.

     Vendor Relationships and Procurement

     During fiscal 2001, Cumetrix had relationships with manufacturers and distributors around the world as suppliers of our computer products business.
We were a reseller of selected product lines and single components from major manufacturers, including Advanced Micro Devices, Inc., Adaptec Inc., Fujitsu Computer Products of America, Samsung Electronics Co. Ltd., Quantum Corporation, Maxtor Corporation, Matrox Electronics Systems, Ltd., Intel Corporation, Toshiba Corporation and Pioneer

Electronics Corp. For the fiscal year ending March 31, 2000, Advanced Micro Devices, Inc., a computer chip manufacturer accounted for 50% of our purchases.

     Our Internet computer and computer products sales business procures products from major manufacturers, including Advanced Micro Devices, Inc. ("AMD"), Intel Corp., Diamond Multimedia, Inc., Teac, Inc., Adaptec and others. We believe that our relationships with our vendors are satisfactory and do not believe that the loss of our relationship with any other of our vendors would materially adversely affect our business.

     Competition

     Internet retailing and electronic commerce in general is a rapidly evolving and intensely competitive environment. There are few barriers to entry and current or new competitors can launch new sites quickly and inexpensively. In addition, the computer products industry as a whole is intensely competitive. Our current competitors include: mass merchants and traditional retailers such as CompUSA, mail-order retailers such as CDW, Micro Warehouse, Insight and Creative Computers, Internet-only computer retailers such as Buy.com, and manufacturers that sell directly over the Internet or by telephone such as Dell and Gateway, as well as many other computer manufacturers.

     Many of our competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources. We believe that the principal competitive factors in our market include: brand recognition, customer service, selection, convenience and price. Many of our competitors have adopted aggressive pricing policies in order to gain market share and build brand recognition. In addition, as use of the Internet and other online services increases, we believe that competition may increase as online retailers are acquired by, receive investments from, or enter into other commercial relationships with, large, well-established and well-financed companies. Such increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Government Regulation

     Our business is or will be subject to a number of regulations relating to the Internet and auctioneering. Several states have laws that regulate auctions and auction companies within their jurisdiction. The burdens of complying with auctioneering laws in other states could materially increase our cost of doing business. Similarly, other states may construe their existing laws governing issues such as property ownership, sales tax, libel and personal privacy to apply to Internet companies servicing consumers within their boundaries. Resolution of whether or how such laws will be applied is uncertain.

     Tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that would impose taxes on the sale of goods and services and certain other Internet activities. Our business may be harmed by the passage of laws in the future imposing taxes or other burdensome regulations on Internet commerce.

     Employees

     As of March 26, 2001, we had 27 full time employees. At that time, we employed 3 in sales, 2 in purchasing, 6 in technical support and assembly, 8 in administration and finance, and 8 in warehousing and delivery related personnel. We do not have any unionized employees and believe our relationship with our employees is satisfactory.

     We believe our future success will depend in large part on our ability to recruit and retain qualified employees. There can be no assurances that we will be successful in retaining or recruiting key personnel.

     Legal Proceedings

     From time to time we are subject to litigation incidental to our business including possible product liability claims. Such claims, if successful, could exceed applicable insurance coverage. We are currently a defendant in a lawsuit filed by one of our vendors seeking damages of $119,680. The vendor is claiming damages for unpaid merchandise shipped to and received by us. While we believe we will prevail in this lawsuit, we have accrued an amount equal to the damages sought by our vendor of $119,680. Other than the aforementioned lawsuit, we are not currently a party to any legal proceedings that we consider at this time to be material.

     Property

     Our corporate headquarters is located in a leased facility in the City of Industry, California comprised of approximately 21,900 square feet of office and warehouse space for which we pay annual rent of $170,820. The lease for this property will expire January 31, 2002.

        HOW TO OBTAIN MORE INFORMATION ABOUT CUMETRIX DATA SYSTEMS CORP.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith file reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     Cumetrix has filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock being offered by our selling shareholders. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our common stock offered by the selling shareholders, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission's web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                                   MANAGEMENT

     Executive Officers, Directors, And Key Employees

     Our executive officers, directors and key employees and their ages and positions with Cumetrix as of March 14, 2001 are as follows:


NAME                              AGE                                     POSITION/TERM
----                              ----                                    -------------
Max Toghraie                       38     Chief Executive Officer, Secretary and Director, since 1997
Herbert Tom                        --     Chief Financial Officer, since 1999
Jeff Toghraie                      33     Vice President - Sales and Marketing and Director, since 1998
Nancy Hundt                        31     Director, since 1996

     All directors will serve on the board until our next annual meeting of the shareholders, or until their successors have been duly elected and qualified.

     Background of Directors & Officers

MAX TOGHRAIE served as the Chief Executive Officer of Cumetrix from September 1997 through August 1999, and from October 1999 to present. He has also served as a director from April 1997 and as a consultant to Cumetrix since our inception in April of 1996. Mr. Toghraie served as a trading group manager for D'Argent Inc., an international trading company from 1992 through December 1996. During the past 5 years, he has been involved with various privately held development stage companies as a director and/or consultant. Max Toghraie and Jeff Toghraie, the Vice President of Sales and Marketing and a director of Cumetrix, are brothers.

NANCY HUNDT has served as a director of Cumetrix since our inception in April of 1996. Ms. Hundt is a co-founder of Cumetrix. She has a background in the optical industry and has served as a representative of the American Board of Opticianery, an optical industry retail group. Ms. Hundt acts as a consultant to the optical industry and has served over the last five years as Chief Operating Officer of Academy Optical, Inc. Ms. Hundt is a member of the audit and compensation committees of the board of directors.

JEFF TOGHRAIE served as the Chief Operating Officer of Cumetrix from June 1998 until May 1999, and has served as Vice President-Marketing since July 1999 to November, 1999. In November 1999, Jeff Toghraie assumed the responsibilities and title of Vice President - Sales and Marketing. Jeff Toghraie has also served as a director since March, 2000. Mr. Toghraie has been an advisor to Cumetrix since our inception in April 1996. From 1992 to 1996, Mr. Toghraie was a private investor and a financial consultant with Strafford Group, a privately held investment firm. Jeff Toghraie is also responsible for day to day operations. Jeff Toghraie and Max Toghraie, Chief Executive Officer and also a director of Cumetrix, are brothers.

HERBERT TOM has served as our Chief Financial Officer since 1999. Mr. Tom's background includes extensive experience in operations as well as finance and accounting. Prior to joining Cumetrix, Mr. Tom served as Chief Financial Officer / Consultant of several public and privately held companies, most recently as Chief Financial Officer and Chief Operating Officer with profit and loss responsibility. Mr. Tom subsequently turned that company around by taking the company from the verge of bankruptcy to record profits. Mr. Tom is a Certified Public Accountant and holds a Master's Degree in Business Administration.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation we paid to our Chief Executive Officer and our other executive officers whose income exceeded $100,000 for our last fiscal year ended March 31, 2000 (collectively referred to the "Named Officers").

Summary compensation table


                                    Annual Compensation                        Long-Term Compensation Awards
                            --------------------------------------------------------------------------------------
                                                                                          Awards
                                                                       -------------------------------------------
  Name and                                              Other Annual     Securities      Restricted  Shares or
  Principal                    Salary     Bonus         Compensation       Under           Restricted Share
  Position              Year    ($)        ($)              ($)      Options Granted #         Units [$]
------------------------------------------------------------------------------------------------------------------
Max Toghraie,           2000  $180,474   $291,500           nil           300,000                 nil
 Director and Chief     1999  $ 93,000          0           nil           126,046                 nil
 Executive Officer /1/
------------------------------------------------------------------------------------------------------------------
Jeff Toghraie,          2000  $136,812   $106,000           nil           150,000                 nil
 Director and Vice      1999  $ 79,423          0           nil                 0                 nil
 President - Sales
 and Marketing /2/
 ==================================================================================================================

                      ------------
                         Payouts             All
                      ------------          Other
  Name and               LTIP            Compensation
  Principal             Payouts              ($)
  Position                ($)
-------------------------------------------------------
Max Toghraie,                               $1,950
 Director and Chief       nil                    0
 Executive Officer /1/    nil
-------------------------------------------------------

Jeff Toghraie,            nil               $8,752
 Director and Vice        nil                    0
 President - Sales
 and Marketing /2/
=======================================================

(1) Max Toghraie's stock options were granted as follows 126,046 options in July 1997 under our 1997 Stock Option Plan, 150,000 options in January 2000 as per his Employment Agreement dated January 2000 and 150,000 options in February 2000 under our Year 2000 Restated and Amended Stock Option Plan.

(2) Jeff Toghraie's stock options were all granted in February 2000 under our Year 2000 Restated and Amended Stock Option Plan.

     Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values.

     The following table sets out certain information relating to options exercised by our senior management during the most recent financial year and the value of unexercised in-the-money options held by such person as of March 31, 2000:


                            Securities          Aggregate                                        Value of Unexercised in-the-
                            Acquired on          Value            Unexercised Options                Money Options at FY-End
                             Exercise           Realized             at FY-End [#]                            ($)/1/
  Name                          (#)               [$]           Exercisable/Unexercisable             Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Max Toghraie                   nil                nil               185,717 / 240,330                      $557,151 / $720,990
-----------------------------------------------------------------------------------------------------------------------------------
Jeff Toghraie                  nil                nil                44,531 / 105,469                      $133,593 / $316,407
-----------------------------------------------------------------------------------------------------------------------------------

(1) Based upon a closing sale price of our common stock at $3.00 per share on March 31, 2000.

     Options Granted During Most Recent Financial Year.

The following table sets out certain information relating to options granted during the most recent financial year ended March 31, 2001 to the Named Executive Officer.


         Name               Securities Under    % of Total Options        Exercise Per        Market Value of      Expiration Date
                            Options Granted        Granted to                 Security     Securities Underlying
                                                  Employees in          ($/Security)      Options on the Date of
                                                  Financial Year                          the Grant ($/Security)
------------------------------------------------------------------------------------------------------------------------------------
 Max Toghraie             500,000                     46.2%                $1.00             $     0              November 15, 2006
                          250,000                                          $ .18             $17,500              November 15, 2006
------------------------------------------------------------------------------------------------------------------------------------
 Jeff Toghraie            400,000                     36.9%                $1.00             $     0              November 15, 2006
                          200,000                                          $ .18             $14,000              November 15, 2006
------------------------------------------------------------------------------------------------------------------------------------
 Herbert Tom              175,000                     16.9%                $1.00             $     0              November 15, 2006
                          100,000                                          $ .18             $ 7,000              November 15, 2006
------------------------------------------------------------------------------------------------------------------------------------


     Compensation of Directors

     All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings and all directors who are not executive officers or employees of Cumetrix currently receive a director's fee of $500 per meeting personally attended and $250 per meeting telephonically attended for services as a director. The directors have also received nonstatutory stock options, which, to date, have been approved by the entire board of directors. Future grants of stock options will be administered by the compensation committee.

     Employment Agreements

     We entered into an employment agreement with Max Toghraie to serve as Chief Executive Officer for an initial term of five years commencing July 1, 1997 at an annual compensation after September 30, 1997 of $192,000 plus benefits. Mr. Toghraie voluntarily reduced his compensation by an aggregate of $114,000 in fiscal 1999. Mr. Toghraie's employment agreement was terminated effective August 23, 1999. Pursuant to an Employment Agreement and General Release dated September 17, 1999, we paid Mr. Toghraie a Retention Bonus of $71,250 and agreed to pay an additional $71,250 if certain conditions of the Agreement are met or if his employment is involuntarily terminated.

     Mr. Toghraie entered into a new employment agreement dated January 1, 2000 to serve as Chief Executive Officer for an initial term of four years commencing January 1, 2000 and terminating January 1, 2004 at an annual compensation of $192,000 plus benefits. Effective February 18, 2001, the Board of Directors approved an increase in Mr. Toghraie's annual compensation to $210,000. Mr. Toghraie is entitled to a company purchased or leased car for Mr. Toghraie's exclusive use for the duration of his employment.

     We entered into an employment agreement with Jeff Toghraie to serve as Vice President of Sales and Marketing for an initial term of three years commencing November 15, 1999 at an annual compensation of $180,000 plus benefits and bonus. This salary may be increased annually at the discretion of our board of directors. Per the agreement, upon execution of the agreement on November 15, 1999, Jeff Toghraie received a retention fee of $37,500. We may terminate Mr. Toghraie's employment without cause provided that we pay Mr. Toghraie a lump sum payment equivalent to the compensation for the remainder of his Employment Term. Pursuant to an Amendment to Jeff Toghraie's

Employment Contract dated December 20, 1999, Mr. Toghraie is entitled to a company purchased or leased car for Mr. Toghraie's exclusive use for the duration of his employment. In addition, we will provide Mr. Toghraie the exclusive use of an apartment for the duration of his employment. Effective February 18, 2001, the Board of Directors approved an increase in Mr. Toghraie's annual compensation to $200,000.


                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

      The following table sets forth the beneficial ownership of our voting securities as of March 26, 2001 by:

           . each person known by us to beneficially own 5% or more of the outstanding shares of our voting securities

           .  each of our directors

           .  our named executive officers

           .  all directors and executive officers as a group.

      As of March 26, 2001, there were 7,392,500 shares of common stock issued and outstanding. The information set forth in the table and accompanying footnotes has been furnished by the named beneficial owners.

                                                         Number of Shares
                                                         ----------------
   Title of Class     Identity of Person or Group      Beneficially Owned/(1)/     Percent of Class
   --------------     ---------------------------      ------------------------  ----------------------
   Common Stock       Max Toghraie/(2)/                        187,500                   2.54%

   Common Stock       Jeff Toghraie/(3)/                       150,000                   2.03%

   Common Stock       Nancy Hundt/(4)/                       2,122,525                  28.71%

   Common Stock       James Ung /(5)/ and Mei Yang/(5)/      2,128,823                  28.80%

   Common Stock       Herbert Tom/(6)/                         68,750                     *


 .   Represents less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(2) Consists of 187,500 shares issuable upon exercise of options. Mr. Toghraie's address is 957 Lawson Street, Industry, California 91748.

(3) Consists of 150,000 shares, issuable upon exercise of options. Mr. Toghraie's address is 957 Lawson Street, Industry, California 91748.

(4) Includes 4,379 shares issuable upon exercise of options. Ms. Hundt's address is 957 Lawson Street, Industry, California 91748.

(5) Mr. Ung and Ms. Yang are married. Mr. Ung's and Ms. Yang's address is 957 Lawson Street, Industry, California 91748.

(6) Consists of 68,750 shares, issuable upon exercise of options. Mr. Tom's address is 957 Lawson Street, Industry, California 91748.

     We do not know of any arrangements, the operation of which may, at a subsequent date, result in a change in control of Cumetrix.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Prior to this offering, we entered into transactions and business relationships with certain of our officers, directors and principal stockholders or their affiliates. We believe that all of the transactions were on terms no less favorable than we could have obtained from independent third parties. Any future transactions between us and our officers, directors or affiliates will be subject to approval by a majority of disinterested directors or stockholders in accordance with California law.

  In connection with an internal investigation into certain improprieties and record-keeping irregularities, our audit committee uncovered evidence of transactions with certain entities it believes to be related to James Ung, the former President and a director of Cumetrix, and his wife Mei Yang, the former Secretary and Treasurer and a director of Cumetrix, as described more fully below. We believe that these certain entities, EM Technology, Inc., ESI Resources, Inc., FYI International, Link 3000, Q&Y Technology and Caltex Technology, Inc. (the "Related Entities"), were related, either directly or indirectly to James Ung and/or Mei Yang.

     From June 1998 through March 1999, we sold 17,967 units of a product we believe to be unauthorized OEM versions of certain software to the Related Entities at a price we believe was less than the fair market value for such software. During the same time period, we believe that we repurchased from the Related Entities 10,877 units of this product at a higher price than the same units were purchased by the Related Entities. We believe that the aggregate benefit received from the related entities by virtue of the sale and subsequent repurchase of the 10,877 units was $17,512.

     Of the 7,090 units sold by us to the Related Entities that were not subsequently repurchased by us, we have not been able to determine at what price these units were sold by the Related Entities, to whom these units were sold, and whether these units were sold to customers who purchased units from the Related Entities in lieu of purchasing units from us. We estimate lost profits on these 7,090 units to be approximately $48,000.

     In 1997, we employed Sam Toghraie, brother of Max Toghraie and Jeff Toghraie, as a Department Head for the Return Merchandise Department on an at-will basis for an annual salary of $60,000, including the personal use of a Company car. Effective November 6, 2000, Sam Toghraie resigned as an employee of the Company and entered into a Consulting Agreement with the Company as an independent outside Sales and Marketing Consultant for an annual fee of $72,000.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of common stock with no par value per share, of which 7,392,500 shares were issued and outstanding as of the date hereof, and 2,000,000 shares of "blank check" preferred stock, of which none have been issued as of March 26, 2001.

     Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the board of directors, out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of Cumetrix, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

     The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered by the selling stockholders hereby, when issued against the consideration set forth in this prospectus, will be, validly issued, fully-paid and non-assessable.

     Preferred Stock

     Under our articles of incorporation, our board of directors is authorized, subject to any limitations prescribed by the laws of the State of California, but without further action by our shareholders, to provide for the issuance of up to 2,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. Our board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, for example in connection with a shareholder right's plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock.

     Transfer Agent and Registrar

     Continental Stock Transfer & Trust Company serves as transfer agent and registrar for our common stock.

                 Issuance of Common Stock to Selling Stockholders

     Effective as of September 29, 2000, we issued an aggregate of $1,142,531.26 principal amount, including accrued interest of $17,531.26, Series 1 Bridge Financing Notes to three purchasers, from which we received net proceeds of approximately $858,000. The Bridge Notes are convertible into shares of our common stock at an initial conversion price of $2.00 per share, as described below. Each purchaser will receive a repricing warrant which effectively reduces the conversion price of the Bridge Notes, as set forth below (the "Repricing Warrants").

     In addition, for each $100,000 loaned to us, the purchaser received a warrant to purchase 10,000 shares of our common stock, exercisable for a period of four years at an exercise price of $.6668 per share (the "Purchaser Warrants"). The warrants may also be exercised on a cashless basis, assuming the market price of our common stock is in excess of $.6668. In connection with the sale of the foregoing securities, Sovereign Capital Advisors, LLC, the placement agent, received fees and expenses in the amount of $109,982.

     In addition to 75,000 warrants received by Sovereign Capital Advisors, LLC on August 9, 2000, Sovereign Capital also received on September 29, 2000 a warrant to purchase 10,000 shares of our common stock, exercisable for a period of four years at an exercise price of $1.4375 per share (the "Sovereign Warrant"). Such warrant may also be exercised on a cashless basis, assuming the market price of our common stock is in excess of $1.4375.

     The following table identifies each purchaser, and the amount of securities purchased:


Purchaser Name                   Note Principal       Purchaser Warrants
--------------                   -------------        ------------------
SovCap Equity Partners, Ltd.       $507,791.67              50,000
#27 Cumberland House
PO Box CB-13016
Nassau, New Providence
The Bahamas

EIG Capital Investments Ltd.       $507,791.67              50,000
Avda. Senero Ocha, 28
Edf. Marina Marbella
29600 Marbella, Spain

Arab Commerce Bank Ltd.            $126,947.92              12,500
PO Box 309
Grand Cayman, Cayman Islands

     Bridge Notes

     The Bridge Financing Notes are due and payable on demand on or after March 28, 2001. The Bridge Financing Notes bear interest at the rate of 8% until proper demand for repayment is made, after which the Notes accrue interest at the rate of 12% per year. The Bridge Notes will be secured by a pledge of our newly issued common stock having a value of approximately 200% of the aggregate principal value of all outstanding Bridge Notes. The Bridge Notes are redeemable for cash or shares of our common stock, based upon the following redemption premiums:


     Redemption Date                                 Redemption Premium
     ---------------                                 ------------------

     Date of issuance through  45 days thereafter        105%
     46th through 90th day after issuance                110%
     91st through 135th day after issuance               115%
     after 135 days from date of issuance                120%


     At any time prior to the date when a holder demands repayment of a Bridge Note, we may prepay the Bridge Notes, in cash, for an amount equal to the outstanding principal amount of the Bridge Note, multiplied by the redemption premium, plus all accrued interest on the Bridge Note through the date of repayment. At any time after a registration statement covering the common stock issuable upon conversion of the Bridge Notes is effective under the Securities Act of 1933, either the holder or we may require that the Bridge Notes be converted into shares of our common stock. The number of shares of common stock shall equal the outstanding principal amount of the Bridge Note, multiplied by the redemption premium, plus all accrued interest on the Bridge Note through the date of repayment, divided by $2.00. The following chart reflects the number of shares of common stock to be issued to each purchaser, assuming the conversion occurs on the 180th day after the original issuance of the Bridge Notes:

     Purchaser                       Shares
     ---------                       -------
     SovCap Equity Partners, Ltd.    314,831
     EIG Capital Investments Ltd.    314,831
     Arab Commerce Bank Ltd.          78,708
                                     -------
                                     708,370
                                     =======

     Repricing Warrants

     Upon the issuance of shares of common stock to a holder of a Bridge Note, the holder will receive a repricing warrant which is exercisable at $.001 per share, for a period of one year from the date of issuance. By exercising the repricing warrant, the effective conversion price of the Bridge Notes is reduced to the average closing bid price of our common stock for the twenty trading days commencing on the date the Bridge Note is actually converted. The following table illustrates the number of additional shares of our common stock which each holder would be entitled to receive, if the average closing bid price of the common stock for the twenty trading days immediately prior to and subsequent to the conversion date were $.50 per share:

                                     Repricing
     Purchaser                        Shares
     ---------                       ---------
     SovCap Equity Partners, Ltd.    1,196,358
     EIG Capital Investments Ltd.    1,196,358

     Arab Commerce Bank Ltd.           299,090
                                     ---------
                                     2,691,806
                                     =========

     The actual formula for determining the number of shares issuable upon exercise of a repricing warrant, or any portion thereof, is as follows:

# of shares =    $2.40, minus the arithmetic mean of the closing bid price of the common stock for each of the 20 trading days commencing on the date the Bridge Note is converted divided by

                 the arithmetic mean of the closing bid price of the common stock for each trading day during the 20 trading days commencing on the date the Bridge Note is converted

     Given the recent price of our stock, we reserved an additional 2,700,000 shares of common stock to be issued according to the repricing warrants. Obviously, the number of shares to be issued under the repricing warrants is directly linked to our stock price on the conversion date of the Bridge Notes. As the stock price decreases, the number of shares to be issued pursuant to the repricing warrants increases. In fact, a potentially unlimited number of shares may be issued under the repricing warrants should our stock near a price of $0.00 per share. Given the current reserve of 2,700,000 shares, we will need to register additional shares in order to satisfy our obligation under the repricing warrants if the price of our common stock drops significantly below $.50 per share.

     Selling Stockholders

     The following table sets forth certain information regarding the beneficial ownership of common stock by each of the selling stockholders assuming for each the conversion of the Bridge Note and exercise of all warrants beneficially owned by such stockholder. The table assumes that the price of our common stock is $.50 and that the Bridge Notes are held until March 28, 2001. Because the selling stockholders may offer all, some or none of their shares, no definitive estimate as to the number of shares that will be held by the selling stockholders after the offering can be provided and the following table has been prepared on the assumption that all shares offered under this prospectus will be sold.

                                                                                  Common Stock to be
Common Stock                                                                      Beneficially Owned
Beneficially Owned on                                                           If All Shares Offered
March 26, 2001                                                        Shares      Hereunder Are Sold
                                                                      Offered
Name                               Shares           Percent          Hereunder    Shares      Percent

SovCap Equity Partners, Ltd.      2,341,783          18.5%           2,341,783      --         --
EIG Capital Investments, Ltd.     2,341,783          18.5%           2,341,783      --         --
Arab Commerce Bank, Ltd.            585,448           4.6%             585,448      --         --
Sovereign Capital Advisors LLC       75,000            .6%                   0      --         --


     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the debentures and exercise of the debenture warrants is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially more or less than the number estimated in the table.

     The percentage interest of each selling stockholder is based on the number of shares of common stock beneficially owned by such stockholder divided by the sum of the outstanding shares of common stock (as of March 26, 2001), plus the shares, if any, which would be issued to such stockholder upon conversion of Bridge Notes held or exercise of any warrants. On March 26, 2001, we had 7,392,500 shares outstanding. In order to take into account declines in the price of our common stock and the resultant issuance of additional shares, such amounts also assume the issuance of up to 150% of the actual shares to be issued.

                              PLAN OF DISTRIBUTION

     Sales of the shares may be effected by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) on the NASD OTC Electronic Bulletin Board, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, through broker-dealers acting as agents of the selling stockholders, or to broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) on the NASD OTC Electronic Bulletin Board, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     We have agreed to bear all expenses of registration of the shares other than legal fees and expenses, if any, of counsel or other advisors of the selling stockholders. The selling stockholders will bear any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of their shares.

     We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Cumetrix by Sichenzia, Ross & Friedman LLP, New York, New York.


                                    EXPERTS

     The financial statements as of March 31, 2000, and for the year then ended included in this prospectus and elsewhere in the registration statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent public accountants, as indicated in their report with respect thereto and are included in reliance upon the authority of said firm as experts in giving said reports. The financial statements as of March 31, 1999 and for the year then ended included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                   CHANGE IN PRINCIPAL ACCOUNTANTS

     On November 19, 1999, we decided to replace Arthur Andersen LLP as our principal accountants and terminated the relationship. Arthur Andersen's report on our financial statements did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by the Board of Directors. During our two most recent fiscal years which Arthur Andersen audited and in the period from March 31, 1999 until the termination of their services, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Arthur Andersen initially expressed unwillingness to rely on management's representations with respect to our financial statements at March 31, 1999, and for the year then ended. After we responded to issues raised by Arthur Andersen, Arthur Andersen rendered its unqualified opinion on the 1999 Annual Statements.

     On January 6, 2000, the Company engaged Singer, Lewak, Greenbaum & Goldstein, LLP as its independent certified public accountants. Management had not previously consulted with Singer, Lewak, Greenbaum & Goldstein LLP on any accounting or financial reporting matter.

                     INDEX TO FINANCIAL STATEMENTS

                                                                                                           Page
Reports of Independent Public Accountants.................................................................. F-2
Balance Sheets as of March 31, 2000 and December 31, 2000 (unaudited)...................................... F-4
Statement of Operations for the twelve month periods ended March 31, 2000 and
       March 31, 1999 and the nine month periods ended December 31, 2000 (unaudited)
       and December 31, 1999 (unaudited)................................................................... F-5
Statement of Stockholders Equity for the year ended March 31, 2000 and 1999 and the nine month period ended December 31, 2000 (unaudited)....................................... F-6
Statement of Cash Flows for the years ended March 31, 2000 and 1999 and the nine month periods ended December 31, 2000 (unaudited) and
       December  31, 1999 (unaudited)...................................................................... F-7
Notes to Financial Statements.............................................................................. F-9

  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To the Board of Directors
  Cumetrix Data Systems Corp.

  We have audited the accompanying balance sheet of Cumetrix Data Systems Corp. as of March 31, 2000, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumetrix Data Systems Corp. as of March 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

  SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

  Los Angeles, California
  June 1, 2000

  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To Cumetrix Data Systems Corp.

     We have audited the accompanying statements of operations, shareholders' equity and cash flows for the year ended March 31, 1999 of Cumetrix Data Systems Corp. (a California corporation, formerly "Data Net International, Inc."). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Cumetrix Data Systems Corp. for the year ended March 31, 1999 in conformity with accounting principles generally accepted in the United States.


  ARTHUR ANDERSEN LLP

  Los Angeles, California

  August 31, 1999

                       CUMETRIX DATA SYSTEMS CORP.
                             BALANCE SHEET


                  ASSETS


                                                               March 31,   December 31,
                                                                  2000          2000
                                                               ----------    ----------
                                                                             (unaudited)
Current assets
 Cash and cash equivalents                                     $3,769,174    $1,229,751
 Time deposits, of which $100,000 is restricted                 1,600,000     1,165,117
 Trade receivables, net of allowance for doubtful accounts
  of $150,000 and $250,000                                        336,854       991,713
 Inventories                                                      698,226       381,486
 Income taxes receivable                                          541,301       541,301
 Prepaid expenses                                                       -        41,466
                                                               ----------    ----------
   Total current assets                                         6,945,555     4,350,834

Property and equipment, net                                       516,057       192,083
Investment in affiliate                                           281,843       445,000
Other                                                              11,169        11,169
                                                               ----------    ----------
   Total assets                                                $7,754,624    $4,999,086
                                                               ==========    ==========

            LIABILITIES AND SHAREHOLDERS' EQUITY


                                                  March 31,    December 31,
                                                    2000           2000
                                                 -----------   ------------
                                                               (unaudited)

Current liabilities
 Note payable                                    $         -   $  1,142,531
 Bank overdraft                                      906,566              -
 Accounts payable                                    152,116        845,680
 Accrued expenses                                    635,067        711,337
 Accrued legal and other                                   -              -
 Current portion of long-term debt                    17,582         18,295
                                                 -----------   ------------
   Total current liabilities                       1,711,331      2,717,843

Long-term debt, net of current portion                77,864         64,267
                                                 -----------   ------------
   Total liabilities                               1,789,195      2,782,110
                                                 -----------   ------------

Commitments and contingencies

Shareholders' equity
 Preferred stock, no par value
  2,000,000 shares authorized
  none issued and outstanding                              -              -
 Common stock, no par value
  20,000,000 shares authorized, 7,392,500
  and 7,392,500 shares issued and outstanding     12,188,414     12,248,414
 Accumulated deficit                              (6,222,985)   (10,031,438)
                                                 -----------   ------------
   Total shareholders' equity                      5,965,429      2,216,976
                                                 -----------   ------------
   Total liabilities and shareholders' equity    $ 7,754,624   $  4,999,086
                                                 ===========   ============

                          CUMETRIX DATA SYSTEMS CORP.
                           STATEMENTS OF OPERATIONS



                                                                                Nine Months    Nine Months
                                                     Year Ended    Year Ended      Ended          Ended
                                                     March 31,     March 31,    December 31,   December 31,
                                                       2000          1999          2000           1999
                                                    -----------   -----------    ----------    -----------
                                                                                (unaudited)    (unaudited)
Net sales                                           $18,629,566   $63,813,350    $10,510,558    $15,063,615

Cost of sales                                        18,087,762    62,911,633     10,021,763     14,283,306
                                                    -----------   -----------    -----------    -----------
Gross profit                                            541,804       901,717        488,795        780,309

Selling, general, and administrative expenses         4,211,141     3,292,569      2,695,631      2,931,620
Write-off of capitalized purchased software                   -     1,100,000              -              -
Impairment loss - loans receivable from officers              -             -        500,000              -
Impairment loss - long lived assets                           -             -        207,740              -
                                                    -----------   -----------    -----------    -----------
  Loss from operations                               (3,669,337)   (3,490,852)    (2,914,576)    (2,151,311)
                                                    -----------   -----------    -----------    -----------

Other income (expense)
 Interest income                                        316,434       514,345        113,522        246,576
 Interest expense                                        (1,746)       (4,652)      (217,255)          (410)
 Loss on equity investment                             (896,157)     (122,000)    (1,281,843)      (364,607)
 Gain on sale of investment                                   -             -        445,000              -
 Other income (expense)                                       -         1,365              -              -
                                                    -----------   -----------    -----------    -----------
  Total other income (expense)                         (581,469)      389,058       (940,576)      (118,441)
                                                    -----------   -----------    -----------    -----------
Loss before provision for (benefit from)
 income taxes                                        (4,250,806)   (3,101,794)    (3,855,152)    (2,269,752)

Provision for (benefit from) income taxes              (278,871)     (102,228)       (46,699)             -
                                                    -----------   -----------    -----------    -----------
Net loss                                            $(3,971,935)  $(2,999,566)   $(3,808,453)   $(2,269,752)
                                                    ===========   ===========    ===========    ===========
Basic and diluted loss per share                         $(0.54)       $(0.41)        $(0.52)         $(.31)
                                                    ===========   ===========    ===========    ===========
Weighted-average basic shares outstanding             7,392,500     7,364,828      7,392,500      7,392,500
                                                    ===========   ===========    ===========    ===========
Weighted-average diluted shares outstanding           7,392,500     7,364,828      7,392,500      7,392,500
                                                    ===========   ===========    ===========    ===========


                          CUMETRIX DATA SYSTEMS CORP.
                      STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                       Retained
                                                 Common Stock          Earnings
                                            ------------------------- (Accumulated
                                            Shares        Amount        Deficit)         Total
                                            ----------   ------------  -----------     ---------
Balance, March 31, 1998                   4,750,000     1,042,589        748,516     1,791,105

Sale of common stock, net of
 offering expenses of $2,309,028          2,702,500    11,203,472              -    11,203,472

Repurchase of common stock                  (60,000)     (300,000)             -      (300,000)

Issuance of warrants and options
 in exchange for services                         -       117,353              -       117,353

Net loss                                          -             -     (2,999,566)   (2,999,566)
                                          ---------   -----------   ------------   -----------

Balance, March 31, 1999                   7,392,500    12,063,414     (2,251,050)    9,812,364

Issuance of warrants and options
 in exchange for consulting
 services                                         -       125,000              -       125,000

Net loss                                          -             -     (3,971,935)   (3,971,935)
                                          ---------   -----------   ------------   -----------

Balance, March 31, 2000                   7,392,500   $12,188,414   $ (6,222,985)  $ 5,965,429
                                          =========   ===========   ============   ===========

Issuance of 75,000 warrants to
 Sovereign in connection with
 the Bridge Note                                  -        60,000              -        60,000

Net loss                                          -             -     (3,808,453)   (3,808,453)
                                          ---------   -----------   ------------   -----------

Balance, December 31, 2000 (unaudited)    7,392,500   $12,248,414   $(10,031,438)  $ 2,216,976
                                          =========   ===========   ============   ===========


                          CUMETRIX DATA SYSTEMS CORP.
                           STATEMENTS OF CASH FLOWS


                                                                                          Ended         Ended
                                                                                        December 31,  December 31,
                                                              2000          1999          2000           1999
                                                           -----------   -----------   -----------    -----------
                                                                                       (unaudited)    (unaudited)
   Cash flows from operating activities
    Net income (loss)                                      $(3,971,935)  $(2,999,566)  $(3,808,453)   $(2,269,752)
    Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities
      Depreciation and amortization                            166,252        89,800       116,234        162,000
      Amortization of deferred financing costs                       -             -             -              -
      Provision for doubtful accounts                                -       345,598       100,000       (230,000)
      Loss on equity investment in affiliate                   896,157       122,000     1,281,843        364,607
      Impairment loss - loan receivable officers                     -             -       500,000              -
      Impairment loss - long-lived assets                            -             -       207,740              -
      Decrease in inventory reserve                                  -             -       (50,000)             -
      Gain on sale of investment                                     -             -      (445,000)             -
      Write-off of capitalized purchase software                     -     1,100,000             -              -
      Loss on receivable from director                               -             -             -              -
      Issuance of warrants and options for services            125,000       117,353             -              -
      Issuance of warrants related to Bridge Note                    -             -        60,000              -
      Deferred taxes                                                 -       133,647             -              -
    (Increase) decrease in
     Trade receivables                                       1,527,831     1,675,520      (754,859)     1,060,416
     Receivables from unauthorized parties                      87,000       (87,000)            -              -
     Inventories                                             1,621,901      (393,530)      366,740      1,759,592
     Income tax receivable                                    (278,871)     (262,430)            -              -
     Loan receivable - officer                                       -             -      (500,000)             -
     Prepaid expenses                                          149,555      (103,572)      (41,466)        81,109
     Other assets                                                3,260       (14,429)            -              -
    Increase (decrease) in
     Book overdraft                                            906,566             -             -              -
     Accounts payable                                       (3,793,479)   (3,877,057)      693,564     (3,217,168)
     Accrued expenses                                           78,103       430,047      (829,583)       (39,757)
     Income taxes payable                                            -      (717,013)            -            800
                                                           -----------   -----------   -----------    -----------

    Net cash provided by (used in) operating activities     (2,482,660)   (4,440,632)   (3,103,240)    (2,328,153)
                                                           -----------   -----------   -----------    -----------
    Cash flows from investing activities
     Purchases of property and equipment                      (177,946)     (431,625)            -        (31,093)
     Proceeds (investment) in time deposits                   (100,000)   (1,500,000)      434,883              -
     Investment in affiliate                                  (300,000)   (1,000,000)   (1,000,000)             -
                                                           -----------   -----------   -----------    -----------

   Net cash used in investing activities                      (577,946)   (2,931,625)     (565,117)       (31,093)
                                                           -----------   -----------   -----------    -----------


                          CUMETRIX DATA SYSTEMS CORP.
                           STATEMENTS OF CASH FLOWS



                                                                              Nine Months     Nine Months
                                                                                 Ended           Ended
                                                                               December 31,    December 31,
                                                       2000          1999          2000           1999
                                                   -----------   -----------   -----------   ------------
                                                                               (unaudited)   (unaudited)
Cash flows from financing activities
 Proceeds from long-term debt                      $   100,000   $         -   $        -    $        -
 Payments on long-term debt                            (13,418)   (1,203,707)      (13,597)        (4,810)
 Proceeds from note payable                                  -             -     1,142,531              -
 Proceeds from stock and warrant issuances, net              -    11,203,472             -              -
 Repurchase of common stock                                  -      (300,000)            -              -
                                                   -----------   -----------   -----------   ------------

Net cash provided by (used in) financing
 activities                                             86,582     9,699,765     1,128,934         (4,810)
                                                   -----------   -----------   -----------   ------------

Net increase (decrease) in cash and cash
 equivalents                                        (2,974,024)    2,327,508    (2,539,423)    (2,364,056)
Cash and cash equivalents, beginning of year         6,743,198     4,415,690     3,769,174      6,743,198
                                                   -----------   -----------   -----------   ------------

Cash and cash equivalents, end of year             $ 3,769,174   $ 6,743,198   $ 1,229,751    $ 4,379,142
                                                   ===========   ===========   ===========   ============

Supplemental disclosures of cash flow
information

 Interest paid                                     $     1,746   $    17,652   $     4,740    $       410
                                                   ===========   ===========   ===========   ============

 Income taxes paid                                 $         -   $   730,000   $     1,600   $        -
                                                   ===========   ===========   ===========   ============

  Supplemental schedule of non-cash investing and financing activities

  For the quarter ended September 30, 2000 (unaudited) the Company recorded an investment expense of $60,000 and a corresponding increase in additional paid-in-capital of $60,000 related to the 75,000 warrants issued to Sovereign on August 9, 2000 in connection with the Bridge Note.

  During the year ended March 31, 2000, the Company issued 620,000 stock warrants and options in exchange for consulting services. The costs associated with these warrants and options were valued at $125,000.

  During the year ended March 31, 1999, the Company transferred approximately $75,000 of inventories to property and equipment.

                          CUMETRIX DATA SYSTEMS CORP
                         NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 2000 and DECEMBER 31, 2000 (unaudited)



   NOTE 1 - LINE OF BUSINESS

      Cumetrix Data Systems Corp. (the "Company") was incorporated on April
      2, 1996 in the State of California. The Company distributes computer peripherals, components, and accessories and assembles computer systems. The Company currently sells a majority of its products to distributors, systems integrators, and retail stores. Since April 1999, the Company's principal business has been the electronic sales and marketing of computer systems and components through a direct business to business and business to consumer model. The Company markets its products and services through its Internet website, suredeals.com, other Internet marketing partners such as Egghead.com, and its outside sales representatives and telemarketing sales representatives.


   NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Interim Financial Information
      -----------------------------

      The unaudited financial information furnished herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary to fairly state Cumetrix's financial position, the results of its operations and cash flows for the periods presented. The results of operations for the nine months ended December 31, 2000 are not necessarily indicative of the results for the full year ending March 31, 2001.

      Cash and Cash Equivalents and Time Deposits
      -------------------------------------------
      Cash includes currency on hand and deposit accounts to which funds may be deposited or withdrawn at any time without prior notice or penalty. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value. At times, cash balances in the Company's accounts may exceed federally insured limits.

      At March 31, 2000, the Company had time deposits of $1,600,000 with an original maturity of one year which are not considered cash equivalents, $100,000 which is used as collateral to secure a note with a bank.

      Trade Receivables
      -----------------
      Trade receivables represent unsecured balances due from the Company's customers. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses. Such losses have generally been within management's expectations.

      Inventories
      -----------
      Inventories consist primarily of purchased finished goods and components and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

      Property and Equipment
      ----------------------
      Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

      ----------------------------------

               Furniture and fixtures              7 years
               Machinery and equipment        3 to 5 years
               Software                            2 years
               Vehicles                            5 years
               Leasehold improvements              5 years

      Ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the recorded cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized.

      Estimates
      ---------
      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Concentration of Risk
      ---------------------
      During the years ended March 31, 2000 and 1999, one vendor accounted for 50% and 55%, of purchases, respectively. There are many vendors in this industry, and management believes that other vendors could provide similar products on comparable terms. Management believes that a change in suppliers would not cause any material effect to the Company's operations or loss of sales.

      During the year ended March 31, 2000, one customer accounted for 18% of net sales. During the year ended March 31, 1999, no customer accounted for more than 10% of net sales.

      Revenue Recognition
      -------------------
      Net sales are generated from the sale of systems and components. Systems include ready-to-use computers that have been assembled and have software already installed. Component sales consist of individual hardware items. Revenue is recorded at the time of shipment, net of allowances for estimated sales returns.

      Income Taxes
      ------------
      Deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax basis of assets and liabilities using the reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

      Earnings (Loss) per Share
      -------------------------
      Earnings (loss) per common share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the related periods.

      Options to purchase 1,322,789 shares of common stock at prices ranging from $1.13 to $5.00 were outstanding at March 31, 2000, but were not included in the computation of diluted earnings (loss) per share as the impact would be anti-dilutive.

      -------------------------------------

      Options and warrants to purchase 604,401 shares of Common Stock at prices ranging from $2.70 to $5.00 were outstanding at March 31, 1999, but were not included in the computation of diluted earnings (loss) per share, as the impact would be antidilutive.

      Risk Factors
      ------------

      NASDAQ and Boston Stock Exchange delisting - The Company's stock has been delisted from NASDAQ and the Boston Stock Exchange for failure to meet their standards, primarily due to the Company's failure to keep current its reports to the Securities and Exchange Commission, pursuant to the Securities Exchange Act of 1934.

      Delisting will have a material adverse affect on the trading market for the Company's common stock and the Company's access to capital markets. It will be necessary for the Company to re-apply for initial listing once it determines that it can meet the initial listing requirements. The Company currently cannot qualify for initial listing with NASDAQ, and it may never meet those qualifications.

      The closing sale price of the Company's common stock on March 26, 2001 was $.20 per share. Because the Company's common stock is delisted from trading on NASDAQ and the Boston Stock Exchange and the trading price is less than $5.00 per share, trading in it is subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

      The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a "penny stock" (generally any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. These requirements will severely limit the market liquidity of the Company's common stock and the ability of its shareholders to dispose of their shares, particularly in a declining market.

      Foreign Suppliers Regulation - A significant number of the products distributed by the Company are manufactured in Taiwan, China, Korea, and the Philippines. The purchase of goods manufactured in foreign countries is subject to a number of risks, including economic disruptions, transportation delays and interruptions, foreign exchange rate fluctuations, imposition of tariffs, import and export controls, and changes in governmental policies, any of which could have a material adverse effect on the Company's business and results of operations. While the Company does not believe that any of these factors adversely impact its business significantly at the present, there can be no assurance that these factors will not materially adversely affect the Company in the future. Any significant disruption in the delivery of merchandise from the Company's suppliers, substantially all of whom are foreign, would also have a material adverse impact on the Company's business and results of operations. Currently all purchases are made in United States dollars.

      Investment in Affiliate
      -----------------------

      Investment in affiliate at March 31, 2000 consists of a 29% interest in Online Transaction Technologies, Inc. ("OTT") with an option to acquire an additional 21%. OTT is a development stage enterprise and is developing Internet auction software. The Company accounts for this investment under the equity method of accounting. The Company's investment provided substantially all of OTT's working capital.

      In February 2000, the Company purchased an additional 52,174 shares of OTT's common stock for $300,000.

      On December 14, 2000, OTT and Vsource finalized a Plan of Merger Agreement, in which, Vsource formed OTT Acquisition Corp (the "Merger Sub"), a wholly-owned subsidiary of Vsource, Inc. to merge with and into OTT (the "Merger"). OTT would be the surviving corporation and become a wholly-owned subsidiary of Vsource, Inc. and shares of the common stock of Vsource, Inc. would be issued to OTT shareholders. The merger consolidation dollar value of the Merger Agreement was $6,668,482 representing issued Vsource, Inc. shares of 1,089,390 at $6.1213 per share at an exchange ratio of .2423832.

      As of December 14, 2000, the Company had 1,328,581 preferred and common shares of OTT which converted to 322,026 (1,328,581 x .2423832) Vsource, Inc. Company Shares.

      Twenty-five percent (25%) of the 322,026 shares or 80,505 shares of Vsource, Inc. common stock issued to each shareholder was deposited into an escrow account for the purpose of providing a means for Vsource, Inc. to recover losses resulting from or arising out of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of any Founder or of OTT related to the Merger Agreement. The shares are to be held in escrow for a period of six months ending on June 14, 2001, any unused shares at that time would be distributed to shareholders.

      On December 14, 2000, the Company also received 24,800 warrants, exerciseable as follows, 12,400 warrants at $17.36 per share and 12,400 warrants exerciseable at $8.68 per share.

      The issued Vsource, Inc. shares and warrants are not freely tradeable unless Vsource, Inc. registers their "Series 2-A Convertible Preferred Stock". The Company has the right to be included in any registration of Vsource, Inc's Series 2-A Convertible Preferred Stock upon proper notice and acceptance. Vsource is under no obligation to register their Series 2-A Convertible Preferred Stock within any specified time period.

      On December 31, 2000, the Company recorded an initial gain on sale of investment of $593,375 on Vsource issued common shares. The gain is calculated as follows, Vsource, Inc's (NASDAQ:VSRC) closing stock price on December 31, 2000 (December 29, 2000) $1.84375 multiplied by 322,026 shares. Due to the lack of marketability on Vsource shares held by the Company, the Company recorded a 25% lack of marketability discount totalling $148,375. The net gain on sale of investment totalled $445,000.

      Salescentrix.com

      On May 22, 2000, the Company initially purchased 125,000 shares of common stock in Salescentrix.com, Inc., a Canadian based provider of e-business solutions to small and medium-sized businesses, for $250,000. The Company's initial investment of $250,000 represents less than a 2% equity interest in Salescentrix.com.

      Under the terms of the stock purchase agreement between the Company and Salescentrix.com, the Company has acquired the rights to purchase Common Stock and Warrants in three separate stages, each stage is contingent on the previous stage.

      -----------------------------------

      In Stage One, the Company had the right to purchase up to 925,000 additional shares of Common Stock at $2.00 per share at any time until June 30, 2000. In addition, the Company would be issued warrants to purchase 210,000 shares of Common Stock at $2.00 per share at any time until June 1, 2004 (`Stage One"). Pertaining to the rights to purchase 925,000 additional shares of Common Stock in Stage One, Salescentrix.com had extended the expiration date from June 30, 2000 to August 10, 2000. On August 10, 2000, the Company purchased 375,000 shares of Salescentrix.com at $2.00 per share, totalling $750,000. The Company did not exercise it's right to purchase the remaining 550,000 shares of Common Stock (925,000 - 375,000). In the quarter ended September 30, 2000, this $750,000 investment was written off due to recurring losses of the investee.

      On August 10, 2000, $750,000 of the $858,000 proceeds from the Bridge Note (See NOTE E) was used to increase the Company's investment in Salescentrix.com.

      For the quarter ended June 30, 2000, the Company wrote-off its initial investment of $250,000 in Salescentrix.com due to recurring losses by Salescentrix.com. In addition, for the quarter ended September 30, 2000, the Company wrote-off its remaining $750,000 investment, invested on August 10, 2000, due to recurring losses by the investee and the investee's minimum shareholders equity. As of September 30, 2000, the entire investment had been written-off.

      For the quarter ended December 31, 2000, the Company made no additional investments in Salescentrix.com.


   NOTE 3 - PROPERTY AND EQUIPMENT

      Property and equipment at March 31 consisted of the following:

                                                                2000
                                                              --------
            Furniture and fixtures                            $103,165
            Machinery and equipment                            339,966
            Software                                           159,412
            Vehicles                                           153,636
            Leasehold improvements                              29,998
                                                              --------

                                                               786,177
            Less accumulated depreciation and amortization     270,120
                                                              --------
              Total                                           $516,057
                                                              ========


   Depreciation and amortization expense was $166,253 and $89,800, for the years ended March 31, 2000 and 1999, respectively.

   Property and equipment at December 31 consisted of the following:

                                                                2000
                                                              --------
            Furniture and fixtures                            $ 94,255
            Machinery and equipment                             31,680
            Software                                            42,764
            Vehicles                                           153,636
            Leasehold improvements                               4,200
                                                              --------
                                                               326,535
            Less accumulated depreciation and amortization     134,452
                                                              --------
              Total                                           $192,083
                                                              ========


   Depreciation and amortization expense was $116,234 and $162,000 for the nine months ended December 31, 2000 and 1999, respectively.


NOTE 4 - FINANCING ARRANGEMENT

   In June 1997, the Company obtained credit for inventory purchases through Finova Capital Corporation ("Finova"). Purchases are collateralized by substantially all of the assets of the Company.

   In October 1998, the Company updated its credit facility with Finova. This facility includes a flooring line limit of $20,000,000 for inventory purchases and a revolving credit line of $5,000,000 and expires in October 2000.

   Unless the Company fails to pay Finova within the agreed-upon period, all finance costs associated with the flooring line of credit are charged by Finova to the Company's vendors. The Company had a payable of $1,285,659 outstanding at March 31, 1999 to Finova.

   During the year ended March 31, 2000, the Company repaid the amounts owed to Finova and terminated the credit agreement.


NOTE 5 - LONG-TERM DEBT

   Long-term debt at March 31 consisted of the following:


                                                                  2000
                                                                 -------

   Note payable to a bank with interest at 8.9% per
    annum.  The note was paid in full during the
    year ended March 31, 2000.                                  $     -

                                                                  2000
                                                                 -------
    Note payable to a bank with interest at 6.7% per
       annum.  Monthly installments of principal
       and interest of $1,963 are due through
       December 2004.  The note is secured by a
       $100,000 certificate of deposit.                           95,446
                                                                 -------

                                                                  95,446
       Less current portion                                       17,582
                                                                 -------

             Long-term portion                                   $77,864
                                                                 =======


   Future annual maturities of long-term debt consisted of the following as of March 31, 2000:

       Year Ending
        March 31,
       -----------

         2001              $17,582
         2002               18,984
         2003               20,278
         2004               21,659
         2005               16,943
                           -------
          Total            $95,446
                           =======

   Long-term debt at December 31 consisted of the following:


                                                                  2000
                                                                 -------
    Note payable to a bank with interest at 6.7% per
       annum.  Monthly installments of principal
       and interest of $1,963 are due through
       December 2004.  The note is secured by a
       $100,000 certificate of deposit.                           64,267
                                                                 -------

                                                                  64,267
       Less current portion                                       18,295
                                                                 -------

             Long-term portion                                   $45,972
                                                                 =======

NOTE 6 - COMMITMENTS AND CONTINGENCIES


   Leases
   ------
   In October 1997, the Company entered into a new facility lease agreement commencing on February 1, 1998 and expiring on January 31, 2001. The Company has a current commitment of $111,690 related to this lease.

   Total rent expense for the year ended March 31, 2000 and 1999 was approximately $205,000 and $144,000, respectively.

   The current lease expires January 31, 2001, however, the Company and the Lessor agreed to extend the current lease for one additional year from January 31, 2001 to January 31, 2002. The monthly base rent increased from $11,607 to $14,235.

   Employment Agreements
   ---------------------
   The Company has employment agreements with certain key executives. These agreements have terms of five years and annual salaries of $192,000 and $180,000.

   Litigation
   ----------
   The Company is involved in various legal matters in the normal course of its business. Management believes, based in part upon consultation with legal counsel, that the ultimate outcome of such matters will not have a material adverse effect on the Company's financial condition or its results of operations.

   We are currently (as of March 30, 2001) a defendant in a lawsuit filed by one of our vendors seeking damages of $119,680. The vendor is claiming damages for unpaid merchandise shipped to and received by us. While we believe we will prevail in this lawsuit, we have accrued an amount equal to the damages sought by our vendor of $119,680.

   Potential Litigation
   --------------------
   The Company's former President and Secretary/Treasurer each were parties to employment agreements with the Company. In the event of the President's termination without "cause" (as defined in his employment agreement), the Company was liable for payment to him of an amount equal to six months of his then current base salary. The Secretary/Treasurer was not entitled to any payments upon termination without cause. Based on the information uncovered during the investigation, (see Note 10) the Company elected to treat both of these individuals' relief of their executive officer and employment responsibilities as terminations for "cause" (as defined in the employment agreements). There can be no assurance that these former officers will not allege breach of their employment agreements or other injury resulting from alleged wrongful termination of employment, libel, slander, or other alleged wrongful or tortious acts, or, if alleged in litigation against the Company, there can be no assurance that the former officers will not prevail on some or all such claims.

NOTE 7 - SHAREHOLDERS' EQUITY

   Preferred Stock
   ---------------
   In October 1997, the Company authorized 2,000,000 shares of preferred stock. As of March 31, 2000, there were no shares of preferred stock issued and outstanding. As of December 31, 2000, there were no shares of preferred stock issued and outstanding.

   Common Stock
   ------------
   On April 8, 1998, the Company completed an initial public offering of 2,702,500 shares of common stock. The Company received net proceeds (after deducting issuance costs) of approximately $11,200,000. The Company has used the proceeds to pay down debt, fund operations, and expand into new markets related to computer hardware and software. In connection with the initial public offering, the Placement Agent received 235,000 warrants for nominal consideration. Each warrant may be exercised for one common share, subject to certain anti-dilution provisions, at a price of $8.25 per share from April 8, 1999 to April 8, 2003. The Company also entered into a two-year financial consulting agreement with the placement agent for $48,000, which was fully paid out of proceeds from the initial public offering. Each officer and director of the Company and all of the holders of the issued and outstanding shares of common stock as of the effective date of the initial public offering have agreed to a lock-up period of 18 months from the date of the initial public offering.

   Stock Options
   -------------
   In July 1997 and February 2000, the Company established the 1997 and the 2000 Stock Incentive Plans (the "Plans"). Under the Plans, options are generally granted to employees and directors at an exercise price equal to fair market value as determined by the Board of Directors. The Company has reserved 1,000,000 shares of the Company's common stock for issuance under each of the Plans. The 1997 Plan terminates in 2007, and the 2000 Plan terminates in 2009.

   Information regarding the Company's stock options is as follows:


                                                   Weighted-
                                        Shares      Average
                                         Under     Exercise
                                        Option       Price
                                       --------   ----------
      Outstanding, March 31, 1999       459,401     $  3.42
         Granted                        519,000     $  1.17
         Expired                       (275,612)    $  3.45
                                       --------

         Outstanding, March 31, 2000    702,789     $  1.68
                                       ========

         Exercisable, March 31, 2000    288,604     $  2.07
                                       ========

      -------------------------
      The following table summarizes information about stock options outstanding at March 31, 2000:

                                                              Weighted-
                                                               Average
                             Stock Options  Stock Options     Remaining
       Exercise Price         Outstanding    Exercisable   Contractual Life
       --------------        -------------  -------------  ----------------
         $       1.13          150,000         44,681           4.75 years
         $       1.19          369,000        109,546           4.76 years
         $       2.70          148,789        110,629           7.26 years
         $       5.00           35,000         23,748           8.76 years
                               -------        -------

                               702,789        288,604
                               =======        =======


    The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's net income (loss) for the years ended March 31, 2000 and 1999, would be as follows:

                                        2000           1999
                                     -----------    -----------
  Net income (loss)
   As reported                        $(3,971,935)   $(2,999,566)
   Pro forma                          $(4,111,591)   $(3,068,317)

  Basic and diluted earnings (loss)
  per share
   As reported                        $     (0.54)   $     (0.41)
   Pro forma                          $     (0.56)   $     (0.42)



   As permitted by SFAS No. 123, the fair value of these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for the years ended March 31, 2000 and 1999: volatility of 100% and 69.2%, respectively; dividend yields of 0% and 0%, respectively; risk-free interest rates of 6.4% and 4.9%, respectively; exercise prices of $1.17 and $3.42, respectively; and expected lives of five and 3.1, respectively. The weighted-average fair value of options granted during the year ended March 31, 2000 was $0.91 per share.

      -------------------------
      On October 4, 2000, the Board of Directors, citing it would be in the best interest of the Company, approved a repricing and issuance of additional stock options for certain outstanding management stock options and warrants for Max Toghraie, CEO and a Director, Jeff Toghraie, VP of Sales & Marketing and a Director, John Botdorf, Chairman of the Board and Herbert Tom, CFO.

      Max Toghraie's 426,046 stock options with exercise prices as follows:
      126,046 at $2.70 per share, 150,000 stock options at $1.1875 per share and 150,000 stock options at $1.125 per share were cancelled and replaced with 500,000 stock options with an exercise price of $1.00 per share. Jeff Toghraie's 150,000 stock options exercisable at $1.1875 per share were cancelled and replaced with 400,000 stock options exercisable at $1.00 per share. John Botdorf's 450,000 stock options exercisable as follows:
      225,000 at $3.25 per share and 225,000 at $6.75 per share were cancelled and replaced with 500,000 stock options exercisable as follows: 200,000 at $1.00 per share, 240,000 at $2.00 per share and 60,000 at $3.00 per share. Herbert Tom's 35,000 stock options exercisable at $1.1875 per share were cancelled and replaced with 175,000 stock options exercisable at $1.00 per share.

       The number of options, exercise price and vesting are as follows:

           Individual    # of options   Exercise Price      Vesting
          ------------   -------------  --------------   ------------
          Max Toghraie      500,000      $1.00/share     2 years, monthly
          Jeff Toghraie     400,000      $1.00/share     2 years, monthly
          John Botdorf      200,000      $1.00/share     Immediate
          John Botdorf      240,000      $2.00/share     2 years, monthly
          John Botdorf       60,000      $3.00/share     2 years, monthly
          Herbert Tom       175,000      $1.00/share     2 years, monthly

      On October 4, 2000 the vesting period for all stock options were 3 years determined quarterly. On October 20, 2000 the Board of Directors changed the vesting period to 2 years, determined monthly, except for 200,000 stock options for John Botdorf which would vest immediately.

      At December 31, 2000 the following individuals had vested stock options as follows: Max Toghraie, 62,500, Jeff Toghraie, 50,000, John Botdorf, 237,500 and Herbert Tom, 21,875.

      On December 31, 2000 the stock closed at $.095 per share. As of December 31, 2000, none of the options were in-the-money and none of the options were exercised.


NOTE 8 - INCOME TAXES

       The provision for (benefit from) income taxes is comprised of the following:

                             2000        1999
                           ---------   ---------
                Current
                 Federal   $(278,871)  $(235,875)
                 State             -           -
                           ---------   ---------
                            (278,871)   (235,875)
                           ---------   ---------


                              2000         1999
                            ---------    ---------
                 Deferred
                 Federal            -     102,680
                 State              -      30,967
                            ---------   ---------

                                    -     133,647
                            ---------   ---------

                  Total     $(278,871)  $(102,228)
                            =========   =========

    Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes consisted of the following:

                                       2000          1999
                                    -----------   -----------
Deferred tax asset
 Depreciation and amortization      $    (5,000)  $   (12,183)
 Reserves                               120,000       971,282
 Unicap                                       -        66,523
 Accrued liabilities                     20,000        12,745
 Net operating loss carryforward      1,630,000        36,065
 Valuation allowance                 (1,765,000)   (1,074,432)
                                    -----------   -----------

  Net deferred tax asset            $         -   $         -
                                    ===========   ===========


    The reconciliations between the provision for (benefit from) income taxes and the amounts computed by applying the federal statutory rate of 34% to pre-tax income (loss) consists of the following:

                                                 2000          1999
                                              -----------   -----------
          Rate reconciliation
           Federal (benefit) provision at
            statutory rate                    $(1,403,000)  $(1,054,610)
           State, net of federal benefit         (233,000)     (180,971)
           Benefit of net operating losses       (278,871)            -
           Valuation allowance                  1,636,000     1,074,432
           Other                                        -        58,921
                                              -----------   -----------

              Total                           $  (278,871)  $  (102,228)
                                              ===========   ===========

    The Company has recorded a valuation allowance for temporary differences and net operating loss carryforwards where it is more likely than not that the Company will receive future tax benefits.

    As of March 31, 2000, the Company has approximately $4,074,000 in federal net operating losses carryforwards, which expire through 2020.

   NOTE 9 - RELATED PARTY TRANSACTIONS

      During fiscal 1998, the Company had sales of approximately $1,391,300 and purchases of approximately $598,200 from Samax Technologies, Inc., a corporation owned by a related party. During fiscal 1999 the Company had no sales or purchases from this related party. At March 31, 1999 and 1998, the Company had gross trade receivables of $86,000 and $92,000, respectively. At March 31, 1999 the Company reserved $71,000 related to these receivables.

      In December 1998, the Company entered into a three-month service agreement with a company owned by a relative of an officer of the Company. During the year ended March 31, 1999, the Company paid approximately $10,000 under this agreement.

      In 1997, we employed Sam Toghraie, brother of Max Toghraie and Jeff Toghraie, as a Department Head for the Return Merchandise Department on an at-will basis for an annual salary of $60,000, including the personal use of a Company car. Effective November 6, 2000, Sam Toghraie resigned as an employee of the Company and entered into a Consulting Agreement with the Company as an independent outside Sales and Marketing Consultant for an annual fee of $72,000.


   NOTE 10 - UNAUTHORIZED TRANSACTIONS

      In connection with the investigation into certain improprieties and record keeping irregularities, the Audit Committee uncovered evidence of certain unauthorized transactions with certain entities that management believes may be on more favorable terms than otherwise given. During the years ended March 31, 1999, 1998, and 1997, the Company had net sales of approximately $1,180,000, $950,000, and $0, respectively, to these entities. In addition, sales for the year ended March 31, 1999 are net of purchases for the same products of approximately $800,000. The Company had purchases of approximately $80,000 and $0 during the years ended March 31, 1998 and 1997, respectively. At March 31, 1999 and 1998, the Company had receivables of approximately $87,000 and $0, respectively. At March 31, 1999 and 1998, the Company had payables of $2,000 and $1,000 to these entities, respectively.


   NOTE 11 - YEAR 2000 ISSUE

      The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To date, no significant costs have been incurred in the Company's systems related to the Year 2000.

      Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that the suppliers have all taken the necessary steps to prevent any service interruption that may affect the Company.

   NOTE 12 - WRITE-OFF OF CAPITALIZED PURCHASED SOFTWARE

      We attempted to implement our ACSA automated custom software configuration assembly line solution. In this regard, we invested in fixed assets comprising an assembly line and related computer equipment. We also entered into a perpetual non-exclusive licensing agreement with Computer Aided Software Integration, Inc. ("CASI") to license CASI's Configurator software for use in the development and commercialization of our ACSA Solution. We paid CASI a one time license fee of $1.1 million. The payments under the CASI note were initially capitalized. We have written off our investment in capitalized software related to ACSA as of March 31, 1999. While certain hardware and assets related to the ACSA solution are currently being used by us, CASI software is not being used and we do not intend to generate any significant revenue from this software.

   NOTE 13 - SUBSEQUENT EVENTS

      Bridge Loan
      -----------
      On June 16, 2000, the Company signed a letter of intent to borrow $1,500,000 in the form of a bridge loan. As part of the letter of intent,

      -----------------------
      the Company will pay at closing $150,000 in fees and issue a warrant giving the lender the right to purchase 100,000 shares of the Company's common stock at an exercise price equal to 125% of the average closing bid price of the common shares of five trading days prior to the closing, exercisable within four years from the closing date.

      The bridge loan is payable or convertible into the Company's common stock in 181 days after closing. The note will bear interest at 8% per annum and will be collateralized by the Company's stock. The Company can redeem the note within 180 days at a redemption premium as defined. The holder has an option to convert the note at any time within 180 days of the closing into common stock of the Company on terms as defined. In addition, the Company will issue to each holder a repricing warrant which entitles the holder to acquire additional shares of common stock at exercise prices as defined. The Company has the option to pay the cash value of the repricing warrants in lieu of shares of common stock.

      In addition, the holders shall also receive from the Company four-year warrants exercisable for such number of shares of common stock that equals 20% of the initial principal amount of the loan divided by the closing price. The warrants shall have an exercise price equaling 110% of the closing price.

      The agreement also calls for the registration of common stock which will be issued upon conversion to become effective on or before 150 days from the closing date. In the event the Company is unable to register such shares within 180 days from the closing date, the Company shall pay a cash fee to the holders equal to 2% of the outstanding principal for every 30-day period after the deadline of 180 days.

      On August 9, 2000, the Company signed and executed an "Agreement" to issue, sell and deliver up to $1,500,000 of the Company's Series 1 Secured Convertible Bridge Financing Notes (the "Bridge Notes") with attached repricing warrants and accompanied by certain additional warrants (collectively "the Securities"). The Company has agreed to grant to the Purchaser of these Notes certain registration rights with respect to the Company's common stock issuable upon conversion and/or exercise of the Securities and to secure the Company's obligation under the Bridge Notes.

      The Purchasers have agreed to advance to the Company a portion of the proceeds that it would have received upon the issuance of the Bridge Notes on agreed upon terms and conditions and in connection therewith have loaned the Company the sum of $1,125,000, evidenced by a series of 11% demand notes (the "Demand Notes"). Net proceeds totalled $858,000. The Demand Notes are payable upon demand unless certain agreed upon conditions have occurred, in which case, the demand notes are payable on demand after September 23, 2000. The Demand Notes are secured pursuant to a pledge agreement dated August 9, 2000.

      The difference in the Demand Note of $1,125,000 and net proceeds of $858,000 represents fees and expenses of $267,000 associated with obtaining the Bridge Note, primarily $109,982 in fees paid to Sovereign and $110,000 in fees paid to Benz Consulting Corp.

      No later than five (5) business days after August 9, 2000, the Company agreed to file for a "permit" from the California Department of Corporations to represent and warrant to the Purchasers that upon issuance of the permit, the Securities will be exempt from any California usury law.

      No later than three (3) business days after issuance of the permit, the Company shall issue to each of the Purchasers, in exchange for the Demand

      -----------------------
      Note issued to each Purchaser, a Bridge Note equal to the principal amount of the Demand Note plus accrued interest.

      In connection with the Bridge Financing, on June 15, 2000, the Company entered into a Consulting Agreement with Sovereign Capital Advisors, LLC ("Sovereign") appointing Sovereign as its non-exclusive agent to issue and sell the Company's securities. The appointment terminated on August 15, 2000 and was not subsequently extended. As part of the Consulting Agreement, the Company paid at closing $109,982 in fees to Sovereign, to be deducted from the $1,125,000 proceeds.

      In addition, on August 9, 2000, Sovereign received 75,000 warrants giving Sovereign, the right to purchase 75,000 shares of the Company's common stock at an exercise price equal to 125% of the average closing bid price of the common shares for the five trading days immediately prior to the closing date, August 9, 2000, exercisable within four years from the closing date. The calculated exercise price is $1.4844 per share.

      In connection with the Bridge Financing, the Company on August 9, 2000, entered into a Pledge Agreement with SovCap Equity Partners, Ltd. ("SovCap") granting SovCap a security interest in (a) 1,800,000 shares of the capital stock of the Company (the "pledged stock"), and (b) all proceeds from the pledged stock. The Company will issue 1,800,000 shares of its Common Stock, registered in the name of the Company (Cumetrix Data Systems Corp, as collateral for the Demand Notes, with an aggregate value of at least 200% of the principal amount of the Bridge Notes. The 1,800,000 shares is calculated as $1,125,000 divided by the closing price of the Company's stock on the closing date, August 9, 2000($1.25) multiplied by 200%.

      On September 29, 2000, in exchange for the demand notes, the Company issued an aggregate of $1,142,531.26 including accrued interest of $17,531.26, principal amount of Series 1 Bridge Financing Notes to three Purchasers. The Bridge Notes are convertible into shares of the Company's common stock at an initial conversion price of $2.00 per share (the "Conversion Shares"). The conversion price of $2.00 per share was changed from an initial conversion price of $1.25 per share on August 9, 2000, however, to partly offset this increase in the conversion price, each Purchaser also received Repricing Warrants and Purchaser Warrants. Each Purchaser received a Repricing Warrant which effectively reduces the conversion price of the Bridge Notes (the "Repricing Warrants"). In addition, for each $100,000 loaned to the Company, the Purchaser received a Warrant to purchase 10,000 shares of the Company's common stock, exercisable for a period of four years at an exercise price of $.6668 per share (the "Purchaser Warrants"). The Warrants may also be exercised on a cashless basis, assuming the market price of the Company's common stock is in excess of $.6668.

      In addition to the 75,000 warrants received by Sovereign Capital Advisors, LLC on August 9, 2000, exercisable at $1.4844 per share, Sovereign Capital Advisors, LLC on September 29, 2000, also received a Warrant to purchase 10,000 shares of the Company's common stock, exercisable for a period of four years at an exercise price of $1.4375 per share (the "Sovereign Warrant"). Such Warrant may also be exercised on a cashless basis, assuming the market price of the Company's stock is in excess of $1.4375.

        The following table identifies each Purchaser and the amount of securities purchased:

             Purchaser Name                   Note Principal  Purchaser Warrants
             ----------------                 --------------  ------------------
             SovCap Equity Partners Ltd         $507,791.67       50,000
             EIG Capital Investments Ltd.       $507,791.67       50,000
             Arab Commerce Bank Ltd.            $126,947.92       12,500
                                              -------------      -------
                                              $1,142,531.26      112,500
                                              =============      =======

      -----------------------
      The Bridge Financing Notes are due and payable on demand on or after March 28, 2001 (180 days from September 29, 2000). The Bridge Financing Notes bear interest at the rate of 8% until proper demand for repayment is made, after which the Notes accrue interest at the rate of 12% per year. The Bridge Notes are secured by a pledge of the Company's newly issued common stock having a value of approximately 200% of the aggregate principal value of all outstanding Bridge Notes. The Bridge Notes are redeemable for cash or shares of the Company's common stock, based upon the following redemption premiums:


        Redemption Date                                   Redemption Premium
        ---------------                                   ------------------
        Date of issuance through 45 days thereafter              105%
        46th through 90th day after issuance                     110%
        91st through 135th day after issuance                    115%
        after 135 days from date of issuance                     120%


      At any time prior to the date when a holder demands repayment of a Bridge Note, the Company may prepay the Bridge Notes, in cash, for an amount equal to the outstanding principal amount of the Bridge Note, multiplied by the redemption premium, plus all accrued interest on the Bridge Note through the date of repayment. At any time after a registration statement covering the common stock issuable upon conversion of the Bridge Notes is effective under the Securities Act of 1933, either the holder or the Company may require that the Bridge Notes be converted into shares of the Company's common stock. The number of shares of common stock shall equal the outstanding principal amount of the Bridge Note, multiplied by the redemption premium, plus all accrued interest on the Bridge Note through the date of repayment, divided by $2.00. The following chart reflects the number of shares of common stock to be issued to each purchaser, assuming the conversion occurs on the 180th day after the original issuance of the Bridge Notes (approximately $1,400,000 calculated as follows ($1,125,000 x 120%) plus $50,000 interest):


        Purchaser                                 Shares
        ---------                                 -------
        Sovcap Equity Partners Ltd                314,831
        EIG Capital Investments Ltd               314,831
        Arab Commerce Bank Ltd.                    78,708
                                                  -------

                                                  708,370
                                                  =======


      Registration Rights Agreement

      To induce Purchasers to execute and deliver the Purchase Agreement, the Company has agreed to file a Registration Statement covering the Conversion Shares, the Purchaser Warrant Shares and the Repricing Warrant Shares under the Securities Act of 1933. No later than forty five (45) days after the First Closing Date (September 29, 2000), the Company is to file with the SEC a Registration Statement on Form S-3, covering the resale of all of the Registrable Securities ("Mandatory Registration"). The Company shall use its best efforts to have the Registration Statement declared effective by the SEC within one hundred fifty (150) days after the First Closing Date, which would be February 26, 2001 (the "Registration Deadline"). The Company shall permit the registration statement to become effective within five (5) business days after receipt (whether orally or in writing) of a "no review" notice from the SEC. The Registration Rights Agreement calls for damages to be paid to Holders if the Registration Deadline is not met.

      -----------------------
      The Company as of February 14, 2001 has not filed a Registration Statement on Form S-3 with the SEC, covering the resale of all of the Registrable Securities, no later than forty five (45) days (November 13, 2000) after the First Closing Date (September 29, 2000) and is therefore, in default with respect to this Mandatory Registration. The Company did not file a Registration Statement with the SEC by February 26, 2001 (the "Registration Deadline"). However, the Company is continuing the process of filing the Registration Statement with the SEC.


      Repricing Warrants

      Upon the issuance of shares of common stock to a holder of a Bridge Note, the Holder will receive a repricing warrant which is exercisable at $.001 per share, for a period of one year from the date of issuance. However, if the holders of the Bridge Notes choose not to convert the Bridge Notes into shares of the Company's common stock then the holders of the Bridge Notes would not receive repricing warrants. By exercising the repricing warrant, the effective conversion price of the Bridge Note is reduced to the average closing bid price of the Company's common stock for the twenty trading days commencing on the date the Bridge Note is actually converted. The following table illustrates the number of additional shares of the Company's common stock which each holder would be entitled to receive, if the average closing bid price of the common stock for the twenty trading days immediately prior to and subsequent to the conversion date were $.50 per share:

                                                      Repricing
           Purchaser                                    Shares
           ---------------------------------------    ---------

           Sovcap Equity Partners Ltd                  944,491
           EIG Capital Investments Ltd                 944,491
           Arab Commerce Bank Ltd.                     236,122
                                                      --------

                                                      2,125,104
                                                      =========


      The following formula for determining the number of shares issuable upon exercise of a repricing warrant or any portion thereof, is as follow:

       # of shares = $2.40 minus the arithmetic mean of the closing bid price of the common stock for each of the 20 trading days commencing on the date the Bridge Note is converted divided by

             the arithmetic mean of the closing bid price of the common stock for each trading day during the 20 trading days commencing on the date the Bridge Note is converted


      Given the recent price of the Company's stock, the Company reserved an additional 2,200,000 shares of common stock to be issued according to the repricing warrants. Obviously, the number of shares to be issued under the repricing warrants is directly linked to the Company's stock price on the conversion date of the Bridge Notes. As the stock price decreases, the number of shares to be issued pursuant to the repricing warrants increase. In fact, a potentially unlimited number of shares could be issued under the repricing warrants should the Company's stock near a price of $0.00 per share. Given the current reserve of 4,000,000 shares, (1,800,000 shares, August 9, 2000 and 2,200,000 shares, September 29, 2000), the Company may need to register

      -----------------------
      additional shares in order to satisfy the Company's obligation under the repricing warrants if the price of the Company's stock drops significantly below $.50 per share.


      Redemption by Conversion at the Option of the Company

      At any time and from time to time on or prior to the Demand Date and provided that on the Redemption Date a registration statement is effective covering the resale by Holder of all of the Conversion Shares, the Company may at it's option, redeem the then outstanding principal amount of the Series 1 Bridge Note at the Demand Date Redemption Price by conversion of the Series 1 Bridge Note into shares of Common Stock at $2.00 per share (the "Conversion Price"). The "Demand Date Redemption Price" shall be equal to 120.0% of the then outstanding principal amount of the Series 1 Bridge Note plus accrued and unpaid interest through and including the date the payment is disbursed


      Cash Redemption at the Option of the Company

      At any time and from time to time on or prior to the Demand Date, the Company may, at its option, redeem all or a portion of the Series 1 Bridge Note for cash according to the Redemption Premium schedule.


      Redemption at the Option of the Holder

      At any time and from time to time after the Demand Date, the Holder may, at its option, make demand to the Company to redeem, all or any part of the then outstanding principal at a price equal to the Demand Date Redemption Price. Such demand shall specify Holder's election to accept payment of the redemption price in cash or by conversion of the Series 1 Bridge Note into shares of Common Stock.


      Right of First Refusal

      For a period of 1 (one) year after the closing Date of the last Additional Closing, the Purchasers shall have a right of first refusal to purchase any Private Securities that the Company proposes to issue and sell after the date of the Agreement, with each Purchaser being entitled to purchase its pro rata share. If the Company proposes to issue any Private Securities, it shall give each Purchaser written notice of its intention, describing the Private Securities in detail and the price and the terms and conditions upon which the Company proposes to issue the same.


      Bridge Note Proceeds

      The proceeds from the Bridge Note are intended to provide additional funding for existing investments. On August 10, 2000, $750,000 of the $858,000 net proceeds from the Bridge Note was used to provide additional working capital for Salescentrix.com, an existing investment. For the quarter ended September 30, 2000, the entire $750,000 investment in Salescentrix.com was written-off due to recurring losses and the investee's minimum amount of shareholders equity.

      Cash versus Stock Conversion

      On or about March 28, 2001 if the price of the Company's stock has not increased to a price high enough to induce the Holders of the Bridge Notes to convert the Bridge Notes to Company stock, the Company would need to pay to the Holders cash of approximately $1,400,000. If the price of the Company's

      -----------------------

      stock was to remain at current levels ($.20 per share at March 26, 2001) or decrease, the Company would be forced to pay the Holders of the Bridge Notes cash of approximately $1,400,000 since it would be prohibitive to issue the amount of Company shares necessary to satisfy conversion of the Bridge Notes. The $1,400,000 potential cash payment has not been reserved by the Company.


      Additional Interest and Penalties after March 28, 2001

      Additional interest and penalties of approximately $70,000 per month will accrue after March 28, 2001 since a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities was not filed or effective with the SEC, in addition to the $1,400,000.


      Consulting Agreement
      --------------------
      On April 5, 2000, the Company entered into a consulting agreement with its Chairman, John Botdorf, which provides that the Company will pay Mr. Botdorf $150,000 annually, payable in 12 monthly installments plus expenses, and will issue stock options to purchase 450,000 shares, vesting over a three-year period, in equal quarterly installments. The stock options expire in seven years and are exercisable as follows: 225,000 at $3.25 per share and 225,000 at $6.75 per share. The consulting agreement is "at will," and if the agreement is terminated by the Company without cause, the vesting provisions will accelerate.

      On October 4, 2000, the Board of Directors cancelled Mr. Botdorf's stock options to purchase 450,000 shares, vesting over a three-year period and replaced the 450,000 stock options with 500,000 stock options, of which 200,000 options vested immediately and 300,000 options over a two year period, vesting monthly. The 200,000 options has an exercise price of $1.00 per share and of the 300,000 options, 240,000 options are exercisable at $2.00 a share with the remaining 60,000 options exercisable at $3.00 a share.

      The Company's consulting agreement with Mr. Botdorf was terminated on January 19, 2001. Therefore, the total of 500,000 stock options issued to Mr. Botdorf are fully vested as of January 19, 2001.

      On January 26, 2001, Mr. Botdorf resigned as Chairman of the Board.

      TMA Consulting Agreement
      ------------------------
      In January 2000, the Company entered into a consulting agreement with TMA, a company based in California to provide Internet/website and e-commerce consulting services, which include a Cyberspace Network Marketing program. The agreement was originally for two months at $25,000 per month plus expenses of $1,000 per month. The contract was amended on March 5, 2000 to extend the term of the agreement for an indefinite period of time. For the fiscal year ended March 31, 2000, the Company paid TMA $42,700. From April 1, 2000 to December 31, 2000, the Company paid TMA an additional $239,400, to total $282,100.

      2000 Loan Plan
      --------------
      On August 18, 2000, the Board of Directors approved and adopted the "Cumetrix Data Systems Corp. 2000 Loan Plan"(2000 Loan Plan). The purpose of the 2000 Loan Plan is to attract, retain and motivate employees and other key personnel who provide valuable services to Cumetrix Data Systems Corp. by providing them with the opportunity to obtain loan financing on affordable terms.

      --------------------------

      The Board of Directors selected Max Toghraie as the plan's sole administrator. Max Toghraie as the "Plan Administrator" shall have the authority, in his discretion, to determine all matters relating to loans granted under the Plan, including selection of the individuals to be granted loans, the principal amount of such loans, and any and all other terms, conditions, restrictions, and limitations of a loan. Furthermore, the Plan Administrator shall have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any loan made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan. All decisions made by the Plan Administrator prior to the Plan's execution and related orders and resolutions shall be final, conclusive, and binding on all persons.

      The Plan sets a maximum loan amount to Max Toghraie of $275,000. The Plan was effective for a one week period beginning August 22, 2000 and terminating on August 31, 2000. After the plan is terminated on August 31, 2000, no future loans may be granted.

      Repayment of the loan is collateralized by the individual's current and future stock or stock option holdings in the Company. The Plan states that under no circumstances is any participant in the plan personally liable for repayment of his loan beyond the pledge of his current and future stocks or stock option holdings in the Company. Repayment of the participant's loan includes principal, accrued interest, or other charges or fees incurred by the plan in administering the plan.

      The Company's sole remedy, for repayment of a participant's loan, is limited to the exercise of its rights as sole beneficiary of the Company's stock or stock option proceeds, whether or not the stocks or stock options are of any value. The Company's security in said collateral remains the company's sole and only recourse for repayment of the individual's loan.

      The aggregate dollar amount of all loans outstanding under the Plan at any time shall not exceed Five Hundred Thousand Dollars ($500,000.00). The principal balance outstanding shall bear interest, until fully paid, at 5% per annum. Repayment is to be made in twenty (20) equal quarterly installments of principal and interest due and payable on the last day of March, June, September and December of each year beginning December 31, 2001.

      On August 22, 2000 the following loan amounts in excess of $60,000.00 were wired to the following individuals as per the Board approved loan documents:


     Max Toghraie, CEO and Board of Director            $275,000.00
     Jeff Toghraie, VP and Board of Director            $182,500.00
                                                        -----------
                                                        $457,500.00
                                                        ===========


      For the quarter ended September 30, 2000, the Company wrote-off the total amount of $500,000 Loans to Officers due to the small number of Officers vested stock options and the lack of any value in the Officers stock options used as collateral.

      On October 4, 2000, the Board of Directors cancelled certain management stock options and issued and repriced new stock options. Stock options cancelled ranged from an exercise price of $1.1875 to $6.75 per share and were replaced with stock options priced at $1.00 to $3.00 per share. As of

      --------------------------
      December 31, 2000 the stock options were not-in-the-money and therefore of no value as the Company's stock price was $.095 per share.

      On March 4, 2001, the Board of Directors approved an increase in the total amount of loans outstanding from $500,000 to $800,000 and increased Max Toghraie's maximum loan amount from $275,000 to $500,000.

      On March 5, 2001, $300,000 in additional loan amounts was disbursed as follows:

      Max Toghraie     $140,000
      Jeff Toghraie    $125,000
      Herbert Tom      $ 35,000
                       --------
                       $300,000
                       ========


      Impairment Loss - Loans to Officers
      -----------------------------------
      On August 22, 2000 the Company wired cash of $500,000 to Company Officers related to the Company's "2000 Loan Plan". For the quarter ended September 30, 2000, the Company wrote-off the $500,000 Loans to Officers and recorded an Impairment Loss of $500,000 due to the lack of value of the underlying Officers stock options used as collateral for the loans (See NOTE H and NOTE J).

      Amended and Restated 2000 Stock Plan
      ------------------------------------
      On October 4, 2000 the Board of Directors approved an increase in the number of aggregate number of shares of Common Stock that may be issued under the Amended and Restated 2000 Stock Plan from 1,000,000 shares to 10,000,000 (Ten Million) shares.

      Shareholders Equity
      -------------------
      For the quarter ended September 30, 2000 the Company recorded an investment expense of $60,000 and a corresponding increase in additional paid-in-capital of $60,000 related to the 75,000 warrants issued to Sovereign on August 9, 2000 in connection with the Bridge Note.

      ImagingDesign And Astral Port Systems
      -------------------------------------
      The Company entered into an Agreement with two consulting firms that are related to each other and both based in Los Angeles. On November 15, 2000 the Company entered into an Agreement with ImagingDesign to provide corporate web site design and development for the Company's web site at www.cumetrix.com. As of February 13, 2001, $103,100 was paid to ImagingDesign. The Company also entered into an Agreement with Astral Port Systems dated December 19, 2000 to prepare a comprehensive study for the design of an international web portal for an estimated fee between $70,000 to $90,000. As of February 13, 2001, $87,000 was paid to Astral Port Systems. As of February 13, 2001, a total of $190,100 was paid to both firms.

      International Marketing Agreement
      ---------------------------------
      The Company entered into an International Marketing Agreement dated January 15, 2001 with Ameritech S.A., a Mexico corporation, (consultant) to serve as an International Marketing and Consulting firm and advisor to the Company. The consultant will work on opening new and lucrative channels in the international markets exclusively for Cumetrix Products and Services. The term is for a period of 12 months. There is no stated fee in the Agreement. The fee is based upon the scale and scope of the marketing operation. In January 2001, $58,790 was wired to Ameritech S.A.

================================================================================





                                5,269,014 SHARES

                                  COMMON STOCK



                          CUMETRIX DATA SYSTEMS CORP.



                               ------------------

                                   PROSPECTUS

                               ------------------



                         The date of this prospectus is

                                 March 26, 2001


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's bylaws provide for indemnification of officers, directors and others to the fullest extent permitted by the laws of the State of California.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities offered hereby.

  SEC registration fee                                  $
  Printing and engraving
  Accountants' fees and expenses
  Legal fees
  Blue Sky fees and expenses
  Miscellaneous

              Total                                     $


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES


ITEM 27.   EXHIBITS

     The exhibits filed as part of this Registration Statement are as follows:

Exhibit
Number               Exhibit Description
-------              ------------------------

3.1    Articles of Incorporation of Registrant. Incorporated by reference to
       Exhibit 3.1 to Form S-1 filed on December 23, 1997, and amendments thereto.

3.2 Certificate of Amendment to Articles of Incorporation, as filed on December 22, 1997. Incorporated by reference to Exhibit 3.2 to Form S-1 filed on December 23, 1997, and amendments thereto.

3.2.1 Certificate of Amendment of the Articles of Incorporation, as filed on January 6, 1998. Incorporated by reference to Exhibit 3.2.1 to Form S-1 filed on December 23, 1997, and amendments thereto.

3.3 Amended and Restated Bylaws of the Registrant. Incorporated by reference to Exhibit 3.3 to Form S-1 filed on December 23, 1997, and amendments thereto.

4.1    Specimen Stock Certificate of Registrant. Incorporated by reference to
       Exhibit 4.1 to Form S-1 filed on December 23, 1997, and amendments thereto.

4.2 Form of Series 1 Bridge Note with Attached Repricing Warrant, dated as of September 29, 2000. Incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000.

4.3 Form of Common Stock Purchase Warrant issued in connection with Bridge Financing Notes. Incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000.

10.1 Employment Agreement, dated May 1, 1997, between the Company and James Ung. Incorporated by reference to Exhibit 10.2 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.2 Employment Agreement, dated July 1, 1997, between the Company and Mei Yoon Yang. Incorporated by reference to Exhibit 10.3 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.3 Executive Employment Agreement, dated July 1, 1997, between the Company and Max Toghraie. Incorporated by reference to Exhibit 10.4 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.4 Amended and Restated License Agreement, dated July 1, 1997, between Computer-Aided Software Integration, Inc. and the Company. Incorporated by reference to Exhibit 10.5 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.5 Reseller Agreement, made effective as of September 15, 1997, between Computer-Aided Software Integration, Inc. and the Company. Incorporated by reference to Exhibit 10.6 to Form S-1 filed on December 23, 1997, and amendments thereto. Specified portions of this Exhibit have been omitted and filed separately with the United States Securities and Exchange Commission pursuant to an Order granting confidential treatment pursuant to Rule 406 of the General Rules and Regulations under the Securities Act of 1933.

10.6 Lease Agreement, dated for reference purposes October 28, 1997, between the Company and Fortune Dynamics, Inc. Incorporated by reference to
       Exhibit 10.10 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.7 Guaranty, dated December 3, 1997, given by James Ung to Fortune Dynamics, Inc. Incorporated by reference to Exhibit 10.11 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.8   Amended and Restated 1997 Stock Plan. Incorporated by reference to
       Exhibit 10.14 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.9   Form of Nonstatutory Stock Option Agreement. Incorporated by reference to
       Exhibit 10.15 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.10 Warrant Agreement, dated December 23, 1997, between the Company and Troop Meisinger Steuber & Pasich, LLP. Incorporated by reference to
        Exhibit 10.16 to Form S-1 filed on December 23, 1997, and amendments thereto.

10.11 Loan and Security Agreement, dated as of October 22, 1998, by and between the Company and Finova Capital Corporation. Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998.

10.12 Schedule to Loan and Security Agreement, dated October 22, 1998. Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998.

10.13 Secured Revolving Credit Note, dated as of October 22, 1998, in favor of Finova Capital Corporation. Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998.

10.14 Preferred Stock Purchase Agreement, dated as of December 15, 1998, by and between the Company and Online Transaction Technologies, Inc. Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998.

10.15.1 First Stock Option Agreement, dated as of December 30, 1998, by and between the Company and Online Transaction Technologies, Inc. Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998.

10.16 Employment Agreement, dated January 1, 2000, between the Company and Max Toghraie. Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

10.17 Amended and Restated 2000 Stock Plan dated January 1, 2000. Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

10.18 Employment Agreement, dated November 15, 1999, between the Company and Jeff Toghraie. Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

10.19 Amended Employment Agreement, dated December 20, 1999, between the Company and Jeff Toghraie. Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

23.1    Consent of Singer, Lewak, Greenbaum & Goldstein, LLP

23.2    Consent of Arthur Andersen LLP

ITEM 28. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file a post-effective amendment to this Registration Statement during any period in which offers or sales are being made:

       (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this Chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement of any material change to such information in the Registration Statement.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

(4) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.



                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Industry, California on the 26th day of March, 2001.


                                    By   /s/ MAX TOGHRAIE
                                      --------------------------------
                                       Max Toghraie
                                       Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    SIGNATURE                          CAPACITY                               DATE
    ---------                          ---------                              ----
/s/ MAX TOGHRAIE                Chief Executive Officer,                 March 26, 2001
--------------------            Secretary and Director
Max Toghraie                    (Principal Executive Officer)


/s/ JEFF TOGHRAIE               Vice President - Sales and               March 26, 2001
--------------------            Marketing and Director
Jeff Toghraie


/s/  NANCY HUNDT                Director                                 March 26, 2001
--------------------
Nancy Hundt

/s/  HERBERT TOM                Chief Financial Officer                  March 26, 2001
--------------------            (Principal Financial and
Herbert Tom                     Accounting Officer)

